Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-121263
333-121263-01
PROSPECTUS SUPPLEMENT
(To Prospectus dated December 17, 2004)
A$15,000,000,000
Queensland Treasury Corporation
(A corporation constituted under the laws of the State of Queensland)
Global A$ Bond Facility
Guaranteed by
The Treasurer on behalf of
The Government of Queensland

This document comprises a prospectus supplement and a prospectus dated December 14, 2005 and is a base prospectus for the purposes of Article 5.4 of Directive 2003/71/ EC (the “Prospectus Directive”). It also comprises a prospectus supplement for the purposes of the United States Securities Act of 1933, as amended (the “Securities Act”).
Terms: We plan to offer and sell notes with various terms, including the following:

•	Ranking as our senior indebtedness

•	Issuable at a premium or discount to the principal amount of a bond

•	Redemption and/or repayment provisions, if applicable, whether mandatory, at our option, or at the option of the holders or none at all

•	Payments in Australian dollars

•	Guaranteed unconditionally as to principal and interest by the Treasurer on behalf of the Government of Queensland
•	Minimum denominations of A$1,000

•	Book-entry (through The Depository Trust Company (“DTC”) and records maintained by Euroclear or Clearstream Banking, société anonyme) or certificated form

•	Interest at fixed rates

•	Interest payments on the bonds on a semiannual basis
     We will specify the final terms for each bond, which will supplement the terms and conditions as set out in more detail in this prospectus supplement (hereinafter the “prospectus supplement”) in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive). The terms contained in the applicable pricing supplement will not differ materially from those contained in this prospectus supplement.
     You must read the prospectus dated December 17, 2004 (the “accompanying prospectus”), which is incorporated by reference in this prospectus supplement, in conjunction with this prospectus supplement. This prospectus supplement provides you with certain terms of the bonds and supplements the description of the bonds contained in the accompanying prospectus. The bonds are referred to as “securities” in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will replace the inconsistent information in the accompanying prospectus.
     Under certain circumstances, the bonds may be convertible into domestic A$ bonds as more fully described in condition 6 under “Terms and Conditions of the Bonds” in this prospectus supplement.
     Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the accompanying prospectus or any pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) is truthful or complete. Any representation to the contrary is a criminal offense.
     We may sell the bonds to the dealers as principals for resale at varying or fixed offering prices or through the dealers as agents using their reasonable efforts on our behalf. Unless otherwise specified in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive), the price to the public for the bonds will be 100% of the principal amount. We are authorized to issue up to A$15,000,000,000 of bonds outstanding at any time. Of that amount up to the equivalent of US$1,532,596,000 aggregate principal amount of bonds may be offered and sold in the United States, less the U.S. dollar equivalent amount in respect of any sales of other debt securities registered under the registration statement of which the accompanying prospectus forms a part. If we sell other securities referred to in the accompanying prospectus in the United States, however, the aggregate initial offering price of bonds that we may offer and sell in the United States under this prospectus supplement would be reduced.
     We may sell the bonds through the dealers, as agents. If we do, we will pay the dealers certain fees or commissions, as described under “Plan of Distribution” in this prospectus supplement. Any fees or commissions will be specified in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive). We may also sell the bonds without the assistance of the dealers (whether they act as principal or as our agent).

     Application has been made to the Commission de surveillance du secteur financier in its capacity as competent authority under the Luxembourg act relating to prospectuses for securities (Joi relative aux prospectus pour valeurs mobillières) to approve this document as a base prospectus. Application has also been made to the Luxembourg Stock Exchange for bonds issued under the bond facility to be admitted to the official list and to trading on the Regulated Market of the Luxembourg Stock Exchange.
     References in this prospectus supplement to bonds being “listed” (and all related references) shall mean that such bonds have been admitted to trading on the Luxembourg Stock Exchange’s regulated market and have been listed on the Luxembourg Stock Exchange. The Luxembourg Stock Exchange’s regulated market is a regulated market for the purposes of the Investment Services Directive (Directive 93/22/ EEC).
     There can be no assurance that the bonds offered by this prospectus supplement and the accompanying prospectus will be sold or that there will be a secondary market for the bonds. We reserve the right to withdraw, cancel or modify any offer made hereby without notice. We or any dealer may reject any offer to purchase bonds, in whole or in part.

Deutsche Bank Securities	UBS Investment Bank

ABN AMRO

ABN AMRO Incorporated

Australia and New Zealand Banking Group Limited

Citigroup

Commonwealth Bank of Australia

Deutsche Bank

Macquarie Securities (USA) Inc.

Macquarie Bank Limited London Branch

National Australia Bank Limited

RBC Capital Markets

TD Securities

Westpac Banking Corporation

The date of this Prospectus Supplement is December 14, 2005

Prospectus Supplement
      No dealer, salesman, or other individual has been authorized to give any information or make any representations other than those contained in this prospectus supplement or the accompanying prospectus, and if given or made the information or representations must not be relied upon as having been authorized by us or by any of the dealers. This prospectus supplement and the accompanying prospectus may be used solely for the purposes for which they have been published. Neither we nor any dealer is making an offer of these bonds in any state of the United States or any other jurisdiction where the offer is not permitted. You should not assume that the information in the accompanying prospectus, this prospectus supplement or a pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) is accurate as of any date other than the date on the front of those documents. Up to A$15,000,000,000 of the bonds outstanding at any one time have been authorized for listing on the Luxembourg Stock Exchange. We may also offer unlisted bonds.
      We have undertaken, in connection with the listing of the bonds, that if, while bonds are outstanding and listed on the Luxembourg Stock Exchange, there shall occur any adverse change in our business or financial position that is material in the context of the issuance of the bonds which is not reflected in this prospectus supplement (or any of the documents incorporated by reference in this prospectus supplement) and if so required by the Luxembourg Stock Exchange, we will prepare or procure the preparation of an amendment or supplement of this prospectus supplement or, as the case may be, publish a new prospectus supplement for use in connection with any subsequent offering by us of bonds to be listed on the Luxembourg Stock Exchange. In addition, Article 16 of the Prospectus Directive requires us to prepare a supplement in respect of each significant new factor, material mistake or inaccuracy relating to information in the accompanying prospectus or this prospectus supplement which is capable of affecting the assessment of an investment in the bonds. Because the prospectus supplement supersedes the accompanying prospectus to the extent that they are inconsistent, we undertake to revise the accompanying prospectus only where changes in our business or financial condition can not be addressed through amendments to this prospectus supplement.
INTRODUCTORY STATEMENT
      This prospectus supplement comprises a prospectus supplement for the purposes of Article 5.4 of the Prospectus Directive and a prospectus supplement for purposes of the Securities Act. We intend to use this prospectus supplement, the accompanying prospectus and a related pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) to offer our bonds under our Global A$ Bond Facility within twelve months from the date of this prospectus supplement.

      This prospectus supplement provides you with certain terms of the bonds and supplements the description of the bonds contained in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will replace the inconsistent information in the accompanying prospectus.
      Up to US$1,532,596,000 of bonds may be offered pursuant to this prospectus supplement and the accompanying prospectus in the United States, less the U.S. dollar equivalent amount in respect of any sales of other debt securities registered under the registration statement of which the accompanying prospectus forms a part, and will constitute one or more separate series of our securities, being offered by us from time to time and registered under Registration Statement No. 333-110453 which we and the Government of Queensland have filed with the SEC, Washington, D.C., under the Securities Act.
      If you purchase the bonds in any initial offering (in any permitted currency) you must pay for the bonds in Australian dollars. There are limited facilities in the United States for the conversion of U.S. dollars into Australian dollars and vice versa, and banks do not offer non-U.S. dollar checking or savings account facilities in the United States. Dealers in the United States are prepared, subject to any applicable United States laws or regulations, to arrange for the conversion of U.S. dollars into Australian dollars to enable you to pay for the bonds. Each conversion will be made by dealers in the United States on the terms and subject to the conditions, limitations and charges as they may establish in accordance with their regular foreign exchange practices. All costs of exchange will be paid by you.
      We and the Government of Queensland (the “Responsible Persons”) accept responsibility for the information contained in this prospectus supplement and the accompanying prospectus. To the best of the knowledge of the Responsible Persons (each having taken all reasonable care to ensure that it is the case), the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to effect the import of that information.
      Pursuant to our agreement with the dealers, we and the Government of Queensland will represent to the dealers that at the time of each acceptance by us of an offer to purchase bonds, neither the accompanying prospectus as supplemented by this prospectus supplement, nor any amendment or supplement thereto, including the documents incorporated by reference in this prospectus supplement or the accompanying prospectus, will include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading.
      This prospectus supplement and the accompanying prospectus do not constitute an offer of, or an invitation by or on our or the dealers’ behalf to subscribe for or purchase, any securities other than the bonds.
      The distribution of this prospectus supplement and the accompanying prospectus and the offering or sale of the bonds in certain jurisdictions may be restricted by law. Persons who receive a copy of this prospectus supplement and the accompanying prospectus are required by us and the dealers to inform themselves about and observe those restrictions. For a description of certain restrictions on offers and sales of bonds and on distribution of this prospectus supplement and the accompanying prospectus, see “Description of Securities and Guarantee— Selling Restrictions” in the accompanying prospectus and “Plan of Distribution— Selling Restrictions” in this prospectus supplement.
      Unless otherwise specified in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive), bonds offered and sold outside the United States have not been and will not be registered under the Securities Act. Accordingly, subject to certain exceptions, the bonds may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons.
      In this prospectus supplement and the accompanying prospectus, references to “dollars”, “$” and “A$” are to Australian dollars and references to “U.S. dollars” and “US$” are to United States dollars. References to “QTC”, “Corporation”, “we”, “us” or “our” are to Queensland Treasury Corporation, and references to the “guarantor”, “Queensland” or the “State” are to the State of Queensland.

INCORPORATION BY REFERENCE
      We are permitted by the Prospectus Directive and the Securities Act to “incorporate by reference” certain documents into this prospectus supplement which means that we can disclose important information to you by referring you to those documents.
      For the purposes of the Prospectus Directive, we incorporate by reference in this prospectus supplement the following documents:

(i) the annual report on Form 18-K, dated December 13, 2005, for us and the Government of Queensland for the fiscal year ended June 30, 2005 (the “2005 Form 18-K”); and

(ii) the annual report on Form 18-K, dated December 15, 2004, for us and the Government of Queensland for the fiscal year ended June 30, 2004 (the “2004 Form 18-K”).
      The SEC allows us to incorporate by reference the documents that we file with it. Accordingly, for purposes of the Securities Act we incorporate by reference in this prospectus supplement the following documents:

(i) the 2005 Form 18-K;

(ii) the 2004 Form 18-K; and

(iii) any reports and amendments filed with the SEC after the date of this prospectus supplement under Sections 13(a) and 13(c) of the United States Securities Exchange Act of 1934.
      Our 2005 Form 18-K contains, among other information, our most recently published annual report and consolidated financial statements.
      You may request a copy of our 2005 Form 18-K and/or our 2004 Form 18-K and any amendments made thereto (other than any exhibits, unless specifically incorporated by reference into this prospectus supplement), at no cost, by writing or telephoning us at the address set out under “General Information” in this prospectus supplement. In addition, the 2004 Form 18-K and the 2005 Form 18-K will be available free of charge from the principal office of Deutsche Bank Luxembourg S.A. in its capacity as listing agent for the bonds listed on the Luxembourg Stock Exchange. All information incorporated by reference for the purposes of the Prospectus Directive can also be found on the Luxembourg Stock Exchange’s website (www.bourse.lu).
      We file annual reports and other information with the SEC. You may read and copy any documents we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.
      Any later information that we file with the SEC will, except as stated in the next two sentences, automatically update and supersede the information incorporated by reference in this prospectus supplement as well as the information included in this prospectus supplement. Under the Prospectus Directive, only information previously or simultaneously published at the date of this prospectus supplement may be incorporated by reference in this prospectus supplement. Accordingly, later information that we file with the SEC and wish to have incorporated in this prospectus supplement by reference for Prospectus Directive purposes will be so incorporated by way of a supplement hereto.
      If the terms or conditions of the bonds are modified or amended in a manner which would make this prospectus supplement, as so modified or amended, inaccurate or misleading, a new prospectus supplement will be prepared.
      In connection with the issue of any bonds, the dealer(s) (if any) disclosed as the stabilizing dealer(s) in the relevant pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) or any person acting on its (or their) behalf may over-allot or effect transactions with a view to supporting the market price of such bonds at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there will be no obligation on the stabilizing dealer(s) or any of its (or their) agents to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period of time.
      For ease of reference, please note that certain information required under the Prospectus Directive to be included in or incorporated by reference in this prospectus supplement, can be found in the 2005 Form 18-K or the 2004 Form 18-K, as the case may be. The following table sets out where in the 2005 Form 18-K the relevant information referred to below can be located.

Commission Regulation 809/2004 Requirement	Location in 2005 Form 18-K

Annex IV 10.1 (administrative, management and supervisory bodies)	Exhibit (c)(i) p 28/29
Annex IV 11.1 (Board practices)	Exhibit (c)(i) p 31
Annex IV 11.2 (Board practices)	Exhibit (c)(i) p 31-33
Annex IV 12.1 (Major shareholders)	Exhibit (c)(i) p 31
Annex IV 13.1 (Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses)	Exhibit (c)(i)
(a) (Balance sheet)	p 37
(b) (Income Statement)	p 36
(c) (Cash flow statement)	p 38
(d) (Accounting policies and explanatory notes)	p 39-69
Annex IV 13.1 (Report of the Auditor-General of Queensland)	p 71
Annex VI 3 (Information to be disclosed about the guarantor)	Exhibit (c)(ii)
Annex XVI 4 (Public finance)	Exhibit (c)(iii),
Exhibit (c)(iv),
Exhibit (d), and
Exhibit (e)
      The following table sets out where in the 2004 Form 18-K relevant information relating to the consolidated financial information of QTC for the fiscal year ended June 30, 2004 can be located.

Location in
Commission Regulation 809/2004 Requirement	2004 Form 18-K

Annex IV 13.1 (Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses)	Exhibit (c)(i)— Index to Financial Statements for the year ended June 30, 2004 on page 52 (page references below comply with the Index on page 52)
(a) (Balance sheet)	p 2
(b) (Income Statement)	p 1
(c) (Cash flow statement)	p 3
(d) (Accounting policies and explanatory notes)	p 4
Annex IV 13.1 (Report of the Auditor-General of Queensland)	p 40

SUMMARY OF THE BOND FACILITY
      This summary must be read as an introduction to this prospectus supplement and any decision to invest in any bonds should be based on a consideration of this prospectus supplement and the accompanying prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Persons in any such Member State in respect of this summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus supplement and the accompanying prospectus. Where a claim relating to information contained in this prospectus supplement or the accompanying prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the prospectus supplement and the accompanying prospectus before the legal proceedings are initiated.
      Words and expressions defined elsewhere in this prospectus supplement or the accompanying prospectus shall have the same meanings in this summary.
Issuer:
      Queensland Treasury Corporation
      In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).
      Under section 10 of the Act, QTC established the Queensland Treasury Corporation Capital Markets Board to determine and implement ongoing strategies for capital market operations.
      As at June 30, 2005, QTC had a total of A$30.230 billion in assets and A$29.952 billion in liabilities compared to A$26.809 billion in assets and A$26.577 billion in liabilities at June 30, 2004.
      With respect to borrowings, QTC raises funds in domestic and international capital markets for on-lending to Queensland’s statutory authorities. QTC’s borrowing and on-lending functions are separated.
      Under its on-lending arrangements, QTC has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilize debt portfolios which have been specifically designed to meet their unique needs.
      QTC has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border lease transactions. The vast majority of cross border lease transactions entered into by QTC relate to rail and electricity assets (see “Queensland Treasury Corporation— Cross Border Lease Transactions).
Guarantor:
      The Treasurer on behalf of The Government of Queensland
      The State of Queensland (“Queensland”) has the second largest land area of the six Australian States and the largest habitable area.
      Queensland is the third most populous State in Australia with a population of approximately 3.95 million persons, or 19.5% of Australia’s population at March 2005.
      Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a tertiary sector comprising a wide range of services, including a well-developed tourism sector and a fast developing business services sector.
Risk Factors:
      There are certain factors that may affect our ability to fulfill our obligations under bonds issued under the bond facility. These are set out under “Risk Factors” below and include the impact a downturn in the Queensland economy may have on us. There are also certain factors that may affect the guarantor’s ability to fulfill its obligations under the guarantee. These are also set out under “Risk Factors” below and include the impact a downturn in the Queensland economy may have on the guarantor. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with bonds issued under the bond facility (see “Risk Factors”).
Description:
      Global A$ Bond Facility
Arrangers:
      Deutsche Bank Securities Inc. and UBS Limited
Dealers:
ABN AMRO Bank N.V.
ABN AMRO Incorporated
Australia and New Zealand Banking Group Limited
Citigroup Global Markets Inc.
Citigroup Global Markets Limited
Commonwealth Bank of Australia
Deutsche Bank AG, London Branch
Deutsche Bank Securities Inc.
Macquarie Bank Limited London Branch
Macquarie Securities (USA) Inc.
National Australia Bank Limited
Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank
UBS Limited
Westpac Banking Corporation
and any other dealers appointed in accordance with the amended and restated distribution agreement.
Fiscal Agent:
      Deutsche Bank AG, London Branch
Facility Size:
      Up to A$15,000,000,000 outstanding at any time of which up to the equivalent of US$1,532,596,000 aggregate principal amount of bonds may be offered and sold in the United States, less the U.S. dollar equivalent amount in respect of sales of other debt securities registered under the registration statement of which the accompanying prospectus forms a part.
Distribution:
      Bonds may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currency:
      Bonds will be denominated in Australian dollars.
Payments:
      Beneficial owners holding bonds through a participant of DTC will receive any payment of principal or interest in U.S. dollars unless they elect to be paid in Australian dollars.
      Beneficial holders holding bonds through Clearstream, Luxembourg and Euroclear will receive any payment of principal or interest in Australian dollars unless they elect to be paid in U.S. dollars.
Maturities:
      The bonds will have such maturities as may be agreed between us and the relevant dealer.
Issue Price:
      Bonds will be issued on a fully-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Bonds:
      The bonds will be issued in book-entry form as described in “Terms and Conditions of the Bonds— Form, Denomination and Title”.
Interest:
      Interest will be payable at fixed rates on such date or dates as may be agreed between us and the relevant dealer and will be calculated on the basis of such Day Count Fraction as may be agreed between us and the relevant dealer.
Redemption:
      The applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) will indicate either that the relevant bonds cannot be redeemed prior to their stated maturity (other than for taxation reasons or following an event of default) or that such bonds will be redeemable at the option of QTC and/or the holders of the bonds upon giving notice to the holders of the bonds or QTC, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between us and the relevant dealer.
Denomination of Bonds:
      The bonds will be issued in minimum denominations of A$1,000 and integral multiples thereof.
Transfer for Domestic A$ Bonds:
      The bonds are transferable for our domestic A$ bonds of the series with the equivalent maturity and coupon as the bonds. The domestic A$ bonds would be newly created and, at your election, those domestic A$ bonds would be listed with the Australian Stock Exchange. The domestic A$ bonds will not be listed on the Luxembourg Stock Exchange (see “Terms and Conditions of the Bonds— Transfer for Domestic A$ Bonds”).
Taxation:
      All payments in respect of the bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision or authority thereof having power to tax, subject to certain exceptions, as provided in “Terms and Conditions of the Bonds— Payment of Additional Amounts in Certain Circumstances”. In the event that any such deduction is made, we, or, as the case may be, the guarantor, will, save in certain limited circumstances provided in “Terms and Conditions of the bonds— Payment of Additional Amounts in Certain Circumstances”, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:
      The terms of the bonds will not contain a negative pledge provision.
Cross Default:
      The terms of the bonds will contain a cross default provision as further described in “Terms and Conditions of the Bonds— Events of Default”.
Status of the Bonds:
      The bonds will constitute our direct, unconditional and unsecured obligations and will rank at the time of issuance in parity with all of our other direct and general unsecured obligations for borrowed money without any preference granted by us one above the other by reason of priority of date of issue, currency of payment or otherwise.
Guarantee:
      The guarantor guarantees the payment when due of principal and interest on the bonds. The guarantee is a direct and unconditional obligation of the guarantor. All moneys payable by the guarantor under the guarantee are a charge upon, and will be paid out of, the Consolidated Fund of the State of Queensland which is to the extent necessary appropriated accordingly, and the guarantee ranks on parity with all of the guarantor’s other unsecured obligations.
Substitution of Debtor:
      We may, without the consent of the holders of the bonds, be replaced as principal debtor under the bonds by a successor statutory body or the guarantor, so long as (i) all necessary governmental and regulatory consents and approvals have been obtained, and (ii) if substituted by a successor statutory body, the guarantee remains in full force and effect (see “Terms and Conditions of the Bonds— Substitution of the Debtor”).
Rating:
      The rating of the bonds to be issued under the bond facility will be specified in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive).
Listing and admission to trading:
      Application has been made to the Commission de surveillance du secteur financier in its capacity as competent authority under the Luxembourg act relating to prospectuses for securities (Joi relative aux prospectus pour valeurs mobillières) to approve this document as a base prospectus. Application has also been made to the Luxembourg Stock Exchange for bonds issued under the bond facility to be admitted to the official list and to trading on the Regulated Market of the Luxembourg Stock Exchange.
      Bonds may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between us and the relevant dealer in relation to the issue of any bonds. Bonds which are neither listed nor admitted to trading on any market may also be issued.
      The applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) will state whether or not the relevant bonds are to be listed and/or admitted to trading and, if so, on which stock exchange(s) and/or markets.
      Bonds previously issued under the bond facility have been admitted to trading on the Luxembourg Stock Exchange.
Governing Law:
      The bonds will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters governing authorization and execution by us or the guarantor and any statutory guarantee relating to the bonds will be governed by the laws of Queensland. Our domestic A$ bonds will be governed by, and interpreted in accordance with, the laws of Queensland.
Selling Restrictions:
      There are restrictions on the offer, sale and transfer of the bonds in the European Economic Area (including the United Kingdom), Japan and Australia and such other restrictions as may be required in connection with the offering and sale of a particular tranche of bonds, see “Plan of Distribution— Selling Restrictions”.

RISK FACTORS
      Each of QTC and the guarantor believes that the following factors may affect its ability to fulfill its obligations under bonds issued under the bond facility. Most of these factors are contingencies which may or may not occur and neither we nor the guarantor is in a position to express a view on the likelihood of any such contingency occurring.
      In addition, factors which are material for the purpose of assessing the market risks associated with bonds issued under the bond facility are also described below.
      Each of QTC and the guarantor believes that the factors described below represent the principal risks inherent in investing in bonds issued under the bond facility, but the inability of QTC or the guarantor to pay interest, principal or other amounts on or in connection with any bonds may occur for other reasons which may not be considered significant risks by QTC or the guarantor based on information currently available to them or which they may not currently be able to anticipate. Prospective investors should also read the detailed information set out elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference and reach their own views prior to making any investment decision.
Factors that may affect our ability to fulfill our obligations under bonds issued under the bond facility.

A downturn in the Queensland economy could have an impact on our ability to fulfill our obligations under bonds issued under the bond facility.
      We derive the majority of our income from interest income derived from our on-lendings to Queensland state governmental bodies. The ability of these bodies to make principal and interest payments may be impacted by any materially adverse changes in the Queensland economy. If these bodies were unable to fulfill their obligations to make payments of principal and interest on on-lent funds, this may have an adverse impact on our ability to fulfill our obligations under bonds issued under the bond facility.

We may be unable to access suitable funding markets when required or we may suffer a significant loss of capital.
      We conducted an Enterprise Wide Risk Management review in 2001, which resulted in our implementing Enterprise Wide Risk Management policies and procedures in 2002. As part of this review, the following risks were identified as potentially significantly impacting our ability to fulfill our obligations under the bond facility. To understand the ways that we endeavor to protect against the risks summarized below, see our discussion below under “Queensland Treasury Corporation— Enterprise Wide Risk Management”.

We may be unable to access suitable funding markets when required.
      The most likely impact of this risk would be that we may have a delay in accessing appropriate funding markets. In the worst case, we may be unable to refinance significant loans or bonds becoming due.

We may suffer a significant loss of capital.
      The most likely impact of this risk would be that we may suffer a loss as a result of markets changes adversely affecting any positions that we may have taken or we may incorrectly assess residual values as part of our operating leasing activities. In the worst case, we may suffer a large loss due to a credit failure by a counterparty.
Factors that may affect the guarantor’s ability to fulfill its obligations under the guarantee.
      To understand the ways in which the guarantor endeavors to protect against certain of the risks summarized below, see the discussion below under “Queensland Economy— Overview”.

A downturn in the economy of Queensland or Australia could have an impact on the guarantor’s ability to fulfill its obligations under the guarantee.
      Queensland guarantees the payment of principal and interest when due on the bonds. Queensland relies to a large extent on personal and corporate income taxes and goods and services taxes and grants from the Commonwealth of Australia to meet its funding obligations. Queensland’s main sources of revenue are transfers from the Common-

wealth (Goods and Services Taxation revenue) and State taxation revenue. As most of these revenues are economy based, a material adverse change in the Queensland economy could result in decreased tax revenues. In addition, a material adverse change in the economy of Australia could affect the amount of transfer payments that Queensland receives. Either of these events could ultimately adversely affect the ability of the guarantor to fulfill its obligations under the guarantee.
Factors that investors should consider when assessing the market risks associated with bonds issued under the bond facility.

The bonds may not be a suitable investment for all investors.
      Each potential investor in the bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of an investment in the bonds, the merits and risks of investing in the bonds and the information contained or incorporated by reference to this prospectus supplement, the accompanying prospectus or any applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive);

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the bonds and the impact the bonds will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the bonds, including bonds with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor’s currency;

(iv) understand thoroughly the terms of the bonds and be familiar with the behavior of any relevant financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Bonds subject to optional redemption by QTC may limit the market value of those bonds.
      Your pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) will indicate either that a bond cannot be redeemed prior to its stated maturity or that a bond will be redeemable at our option on or after a specified date prior to its stated maturity at a specified price or prices (which may include a premium), together with accrued interest to the date of redemption. An optional redemption feature of bonds may limit their market value. During any period when we may elect to redeem bonds, the market value of those bonds generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.
      We may be expected to redeem bonds when our cost of borrowing is lower than the interest rate on the bonds. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the bonds being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Risks related to bonds generally.
      Set out below is a brief description of certain risks relating to the bonds generally:

Modification, waivers and substitution may adversely affect the interest of holders of the bonds.
      The conditions of the bonds contain provisions for calling meetings of the holders of the bonds to consider matters affecting their interests generally. These provisions permit defined majorities to bind all holders of the bonds, including holders of the bonds who did not attend and vote at the relevant meeting and holders of the bonds who voted in a manner contrary to the majority.
      The conditions of the bonds also provide that we and the fiscal agent may, without the consent of holders of the bonds, agree to amend the amended and restated fiscal agency agreement and the bonds for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision thereof, or in any manner which we and the fiscal agent may determine and which is not inconsistent with the terms of the bonds and will not adversely affect the interest of any holder of the bonds. The conditions of the bonds also provide that we may, without the consent of holders of the bonds, be replaced as principal debtor under the bonds, in the circumstances described under “Terms and Conditions of the Bonds— Substitution of the Debtor”.

EU Savings Directive may result in the imposition of a withholding tax.
      On June 3, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income. Under the Directive, Member States will (if equivalent measures have been introduced by certain non-EU countries) be required from July 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding tax system in relation to such payments, the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries.
      If, following implementation of this Directive, a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither we nor any paying agent for the bonds nor any other person would be obliged to pay additional amounts with respect to any bonds as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a paying agent following implementation of this Directive, we will be required to maintain a paying agent for the bonds in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Any change of law may adversely impact the bonds or the domestic A$ bonds.
      The terms and conditions of the bonds are governed by the laws of the State of New York and the terms and conditions of the domestic A$ bonds are governed by the laws of the State of Queensland in effect as at the date of this prospectus supplement. No assurance can be given as to the impact on the bonds of any possible judicial decision or change to laws of the State of New York, the laws of the State of Queensland or administrative practice after the date of this prospectus supplement.

Risks related to the market generally.
      Set out below is a brief description of the principal market risks related to the bonds, including liquidity risk, exchange rate risk, interest rate risk and credit risk. To understand the ways in which we endeavor to protect against certain of the risks summarized below, see our discussion below under “Queensland Treasury Corporation— Organization of Queensland Treasury Corporation”.

Illiquidity may have an adverse effect on the market value of bonds.
      The bonds may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may be unable to sell their bonds easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for bonds that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of bonds generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have an adverse effect on the market value of bonds.

Exchange rate risks and exchange controls may adversely affect an investor’s return on the bonds.
      We will pay principal and interest on the bonds and the guarantor will make any payments under the guarantee in Australian dollars. This presents certain risks relating to currency conversions if an investor’s financial activities are denominated principally in a currency other than Australian dollars.

These include the risk that exchange rates may significantly change, including changes due to depreciation or appreciation of the Australian dollar relative to the investor’s currency, and the risk that authorities with jurisdiction over the investor’s currency may impose or modify exchange controls. An appreciation in the value of the investor’s currency relative to the Australian dollar would decrease (1) the equivalent yield on the bonds in the investor’s currency, (2) the equivalent value of the principal payable on the bonds in the investor’s currency and (3) the equivalent market value of the bonds in the investor’s currency.
      If an investor holds bonds through a participant in DTC, the investor should note that unless it elects to receive payment in Australian dollars the payments will be converted into U.S. dollars at prevailing rates and the costs of such exercise will be for their account. If the investor holds its bonds through Euroclear or Clearstream, Luxembourg, it will receive payments in Australian dollars unless it elects to receive them in U.S. dollars. Any election or failure to make an election could increase the investor’s risk if its financial activities are not denominated principally in U.S dollars or Australian dollars. See “Terms and Conditions of the Bonds— Payments” and “Foreign Currency Risks”.

Changes in interest rates may adversely affect the market value of fixed rate bonds.
      Investments in bonds that have a fixed interest rate involve the risk that subsequent changes in market interest rates may adversely affect the market value of those fixed rate bonds.

Credit ratings may not reflect all risks of an investment in the bonds.
      One or more independent credit rating agencies may assign credit ratings to the bonds. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the bonds. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. Each rating should be evaluated independently of any other rating.

Legal investment considerations may restrict certain investments.
      The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) the bonds are legal investments for it, (2) the bonds can be used as collateral for various types of borrowings and (3) any other restrictions apply to its purchase or pledge of any bonds. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of bonds under any applicable risk-based capital or similar rules.

Judgments may be denominated in a currency other than Australian dollars which may expose investors to exchange rate risk.
      The terms and conditions of the bonds are governed by the laws of the State of New York. In the event that an action based on the bonds was commenced in a court in the United States, it is likely that a U.S. court would grant judgment relating to the bonds only in U.S. dollars. It is not clear, however, whether in granting the judgment, the rate of conversion into U.S. dollars would be determined with reference to the date of the default, the date judgment is rendered or some other date. Investors would bear the risk of exchange rate fluctuation between the time the judgment is calculated and the time the fiscal agent converts the specified currency to U.S. dollars for payment of the judgment.
      A state court in the State of New York rendering a judgment on a bond denominated in Australian dollars would be required under Section 27 of the New York Judiciary Law to render the judgment in Australian dollars, and the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment.
GENERAL DESCRIPTION OF THE
BOND FACILITY
      Under the bond facility, we may from time to time issue bonds denominated in Australian dollars. A summary of the terms and conditions of the bond facility and the bonds appears above, see “Summary of the Bond Facility”. The applicable terms of any bonds will be agreed between us and the relevant Dealer prior to the issue of the bonds and will be as set out under “terms and Conditions of the Bonds”, as modified by the applicable pricing supplement attached to such bonds (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive).
      Application for approval will be made to the Commission de surveillance du secteur financier in its capacity as competent authority under the Luxembourg act relating to prospectuses for securities (Joi relative aux prospectus pour valeurs mobillières) to approve this document as a base prospectus. Application has also been made to the Luxembourg Stock Exchange for bonds issued under the bond facility to be admitted to the official list and to trading on the Regulated Market of the Luxembourg Stock Exchange.
TERMS AND CONDITIONS OF THE BONDS
      We refer you to the description of the general terms and conditions of the bonds, referred to in the accompanying prospectus as the securities. The following description of the bonds supplements the descriptions of the general terms and conditions of the securities in the accompanying prospectus and replaces any inconsistent information therein.
      The bonds will be issued under an amended and restated fiscal agency agreement dated as of November 1, 2002, as described herein and in the accompanying prospectus, among us, Deutsche Bank AG, London Branch as fiscal agent and London paying, transfer and authenticating agent, Deutsche Bank Luxembourg S.A., as Luxembourg paying and transfer agent, and Deutsche Bank Trust Company Americas, as New York paying, transfer and authenticating agent. The bonds will have the benefit of Deeds of Guarantee dated as of January 14, 1993, December 16, 1993, January 24, 2001 and December 4, 2001, and executed by the Treasurer on behalf of the Government of Queensland as guarantor, in accordance with the approval of the Governor in Council of the State of Queensland. Certain statements in this prospectus supplement are summaries of, and subject to, the detailed provisions of the fiscal agency agreement, which includes the form of the global bonds. Copies of the amended and restated fiscal agency agreement and the guarantee are available for inspection, free of charge, at the offices of the fiscal agent as well as the offices of Luxembourg paying and transfer agent, Deutsche Bank Luxembourg, S.A. located at 2 Boulevard Konrad Adenauer, L-1115, Luxembourg. You are bound by, and by acquiring interests in any bonds are deemed to have notice of, all the provisions of the amended and restated fiscal agency agreement and the guarantee. References in the accompanying prospectus to the “fiscal agency agreement” are hereby deemed to be references to the amended and restated fiscal agency agreement. The amended and restated fiscal agency agreement has been filed with the SEC as an exhibit to our Form 18-K for the fiscal year ended June 30, 2002.

1.	Form, Denomination and Title
      All bonds with the same issue date, interest rate and maturity date and otherwise identical terms will be represented by a global bond. Each global bond will be registered in the name of Cede & Co. as nominee of DTC. Each bond represented by a global bond is referred to as a book-entry bond. Except as set forth under “Book-Entry System” below, all bonds will be book-entry bonds and bonds will not be issuable in definitive or certificated form. So long as DTC or its nominee is the registered holder of any global bond, DTC or its nominee will be considered the sole holder of the book-entry bond or bonds represented by the global bond for all purposes under the amended and restated fiscal agency agreement, the book-entry bonds and the guarantee. For additional information regarding the form of the bonds please see “Book-Entry System” below. Any definitive or certificated bonds issued will be issued in registered form only and in minimum denominations of A$1,000 and integral multiples thereof.

2.	Status of the Bonds
      The bonds constitute our direct, unconditional and unsecured obligations, the full faith and credit of which will be pledged for the payment and performance of the bonds. At the time of issuance the bonds will rank in parity with all of our other direct and general unsecured obligations for borrowed money without any preference granted by us one above the other by reason of priority of date of issue, currency of payment or otherwise.
      Pursuant to Section 15 of the Queensland Treasury Corporation Act 1988, except to the extent that it is otherwise provided by the Governor in Council of the State of Queensland, all profits made by us will accrue to the benefit of the Consolidated Fund of the State of Queensland and any of our

losses will be the responsibility of the Consolidated Fund of the State of Queensland.

3.	Guarantee
      By the guarantee, Queensland guarantees the payment when due of principal and interest on the bonds. The guarantee is a direct and unconditional obligation of the guarantor. All moneys payable by Queensland under the guarantee are a charge upon, and will be paid out of, the Consolidated Fund of the State of Queensland which is to the extent necessary appropriated accordingly, and the guarantee ranks on a parity with all of its other unsecured obligations.

4.	Interest
      The applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) relating to a bond will designate a fixed rate of interest per year payable on the bond. Unless otherwise indicated in the applicable pricing supplement:

•	the interest with respect to the bond described in that pricing supplement will be paid semi-annually on the dates set forth in that pricing supplement; and

•	the regular record dates for each interest payment date will be the close of business on the eighth day (whether or not a business day) next preceding the interest payment date, in each case as specified in that pricing supplement.
      Unless otherwise indicated in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive), each interest payment for bonds will be the amount of interest accrued from and including the previous interest payment date to which interest has been paid or duly provided to, but excluding, the relevant interest payment date.
      Two equal semi-annual payments will be made on the bonds and interest accrued will be computed on the basis of the actual number of days in any semi-annual period and actual number of days elapsed. Interest will be calculated in the same manner as interest is calculated on our domestic A$ bonds. The bonds are denominated in, and payments of principal and interest will be made by us to the fiscal agent in, Australian dollars outside Australia. Please see “Foreign Currency Risks” and “Australian Taxation” in this prospectus supplement and “Description of Securities and Guarantee— Taxation by the Commonwealth” in the accompanying prospectus for a more detailed discussion.

5.	Global Bonds
      Cede & Co., as nominee for DTC, will be the registered holder of the global bonds. Clearstream Banking, société anonyme, referred to as Clearstream, Luxembourg, and Euroclear Bank S.A./N.V. as operator of the Euroclear system will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective system depositaries which in turn will hold the positions in customers’ securities accounts in the system depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and Euroclear Bank will act as depositary for Euroclear, and in those capacities, they will be referred to as the system depositaries.
      Transfers between participants will occur in the ordinary way in accordance with DTC rules. Transfers between Clearstream, Luxembourg and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg or Euroclear, as the case may be.
      Cross-market transfers between beneficial owners holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its system depositary. These cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the relevant system in accordance with its rules and procedures and within its established deadlines on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its system depositary to take action to effect final settlement on its behalf by delivering or receiving bonds in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg and Euroclear participants may not deliver instructions directly to the system depositaries.
      Because of time-zone differences, credits of bonds received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing day dated the business day following the DTC settlement date and the credits or any transactions in the bonds settled during the processing will be reported to the relevant Euroclear or Clearstream, Luxembourg participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of bonds by or through a Clearstream, Luxembourg or a Euroclear participant to a Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

6.	Transfer for Domestic A$ Bonds
      The bonds are transferable for our domestic A$ bonds of the series with the equivalent maturity and coupon as the bonds. The domestic A$ bonds would be newly created and, at your election, those domestic A$ bonds would be listed with the Australian Stock Exchange. The domestic A$ bonds will not be listed on the Luxembourg Stock Exchange.
      The domestic A$ bonds constitute our direct, unconditional, general and unsecured obligations.
      Principal on the relevant domestic A$ bond is repayable at par in Australian dollars on the maturity date, and interest is payable semi-annually similarly in Australian dollars. The registrar will pay the principal and interest on the domestic A$ bonds by Australian dollar check posted to the registered bondholder at the address of the bondholder appearing on the register or by credit to a bank account in Australia on the instructions of any bondholder. Ownership of the domestic A$ bonds is reflected on the register and no certificates representing the domestic A$ bonds are issued. There are no covenants or events of default with respect to the domestic A$ bonds. For further information regarding the Australian tax consequences of holding the bonds, please see the section of this prospectus supplement entitled “Australian Taxation”.
      The due repayment of principal and due payment of interest on domestic A$ bonds are expressly guaranteed by the guarantor pursuant to Section 32 of the Queensland Treasury Corporation Act and all moneys payable pursuant to the guarantee are a charge upon and will be paid out of the Consolidated Revenue Fund of the State of Queensland which is to the extent necessary appropriated accordingly. For purposes of the Queensland Treasury Corporation Act and certain other purposes, the domestic A$ bonds have been and are identified as our “Inscribed Stock”.
      The issue and transfer of domestic A$ bonds is as from May 26, 1990 exempted from stamp duties imposed under legislation of the State of Queensland. For a discussion of the tax consequences to a U.S. investor of holding the bonds, see “United States Taxation” and “Australian Taxation” in this prospectus supplement and “Description of Securities and Guarantee— Australian Taxation” and “—United States Federal Taxation” in the accompanying prospectus.
      In order to transfer bonds for domestic A$ bonds, you must contact the participant through which you hold your bonds to obtain an election form, which is an original written instrument of election of transfer that will specify the description of the bonds and the amount of the bonds, in denominations of A$1,000 or integral multiples thereof, to be transferred for domestic A$ bonds. You must elect whether you require the domestic A$ bonds into which you are transferring to be listed with the Australian Stock Exchange. You must complete and deliver the election form to the participant through which you hold your bonds.
      If you hold through Clearstream, Luxembourg or Euroclear participants, you must deliver the election form to that participant for delivery on to Clearstream, Luxembourg or Euroclear. An authorized signatory of the participant, or Euroclear and Clearstream, Luxembourg, shall sign the election form and certify as to that beneficial owner’s holding of the bonds and forward the election form to the relevant transfer agent, each of which is listed on the inside back cover of this prospectus supplement.
      Once the participant, or Euroclear and Clearstream, Luxembourg, receives confirmation from the transfer agent that the election form has been received, the participant (or, in the case of Euroclear and Clearstream, Luxembourg, the system depositary) will send a free delivery order to the DTC system to deliver the bonds free of payment from the participant’s account (or, in the case of

Euroclear and Clearstream, Luxembourg, the system depositary’s accounts) with the depositary to the transfer agent’s account. In the free delivery order, the participant (or, in the case of Euroclear and Clearstream, Luxembourg, the system depositary) must refer to the transfer and the serial number of the election form.
      Upon the receipt of both the election form and the free delivery of the bonds, the transfer agent will instruct:

•	the registrar of the domestic A$ bonds to register the domestic A$ bonds in the name of the person specified in the election form;

•	the depositary to withdraw the bonds from the transfer agent’s account; and

•	the fiscal agent to reduce the global bond by the amount transferred for domestic A$ bonds.
      In order to become a holder of the domestic A$ bonds as of any record date, both the election form and the free delivery order must be received by the transfer agent no later than 12:00 noon (New York City time) on the day preceding that record date.
      In the event that the bonds cease to be book-entry bonds, the holder of any bonds must complete an election form and deliver it together with the certificate for the bonds to the transfer agent in order to effect a transfer for domestic A$ bonds.
      Transfers may be made from the bonds to the domestic A$ bonds but not vice versa.

7.	Redemption
      Your pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) will indicate either that a bond cannot be redeemed prior to its stated maturity or that a bond will be redeemable at our option on or after a specified date prior to its stated maturity at a specified price or prices (which may include a premium), together with accrued interest to the date of redemption. In addition, the applicable pricing supplement will indicate either that we will not be obligated to redeem or purchase a bond at your option or that we will be so obligated. If we will be so obligated, the applicable pricing supplement will indicate the date or dates on which (or, if applicable, the event or events upon the occurrence of which) and the price or prices at which the applicable bonds will be redeemed or purchased, in whole or in part, pursuant to the obligation and the other detailed terms and provisions of the obligation. All bonds which are redeemed will be cancelled and cannot be reissued or resold.
      Unless otherwise specified in an applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive), the bonds will not be subject to any sinking fund or analogous provisions.
      We may at any time purchase bonds in any manner and at any price subject to compliance with any applicable laws.
      Should we, on the occasion of the next payment in respect of any bond, be obligated to pay any additional amounts as are referenced in “Payment of Additional Amounts in Certain Circumstances” in this prospectus supplement, we may, at our option, on the giving of not less than 30 nor more than 45 days’ notice to you, redeem all of the bonds then outstanding at their principal amount plus accrued interest to the date fixed for redemption.

8.	Payments on the Bonds
      Beneficial owners holding through a participant. The registered holder of bonds (which will be the nominee of the depositary for all bonds represented by a global bond) will elect by notice to the relevant paying agent, each of which is listed on the inside back cover of this prospectus supplement, to have all or a portion of any payment of principal or interest on any bond held through a participant, other than a system depositary, converted by Deutsche Bank Trust Company, as the exchange rate agent, into U.S. dollars, unless you elect to be paid in Australian dollars.
      The U.S. dollar amount to be received by a beneficial owner of that bond not electing to receive Australian dollars will be based on the highest bid quotation in The City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date. The exchange rate agent will receive the quotation from three recognized foreign exchange dealers (one of which may be the exchange rate agent) for the purchase by the quoting dealer of U.S. dollars for Australian dollars for settlement on the next succeeding payment date in the aggregate amount of Australian dollars payable to all beneficial owners receiving U.S. dollar payments and at which the applicable dealer commits to execute a contract. If three bid quotations are not available on that date, payments will be made in Australian dollars. All currency exchange costs will be deducted from those payments.
      If you hold bonds other than through Euroclear or Clearstream, Luxembourg, and you elect to receive payments of principal and interest in Australian dollars, you must notify the participant through which your interest is held on or prior to the applicable record date, in the case of a payment of interest, and on or prior to the eighth day prior to maturity, in the case of a payment of principal of:

•	your election to receive all or a portion of the payment in Australian dollars; and

•	wire transfer instructions to an Australian dollar account maintained with a bank outside of Australia (unless payment of the full amount thereof in Australian dollars outside Australia is illegal or effectively precluded by exchange controls or similar restrictions) with respect to any payment to be made in Australian dollars.
      Unless otherwise specified in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive), that participant must notify the depositary of the election and wire transfer instructions on the first business day after the record date. The depositary will notify the paying agent of the election and wire transfer instructions on the second business day after the record date. If complete instructions are received by the participant and forwarded by the participant to the depositary, and by the depositary to the paying agent, on or prior to those dates, the beneficial owner will receive payments in Australian dollars.
      Beneficial owners holding through Clearstream, Luxembourg and Euroclear. If you hold bonds through Euroclear or Clearstream, Luxembourg, you will receive payment of principal and interest on the bonds in Australian dollars through Euroclear or Clearstream, Luxembourg, as the case may be, unless you elect, in accordance with the operating procedures of Euroclear or Clearstream, Luxembourg, as the case may be, to have the Australian dollar payments converted to U.S. dollars at the applicable exchange rate in the manner described above. If you hold through Euroclear or Clearstream, Luxembourg and you elect to receive payments in U.S. dollars, you must notify Euroclear or Clearstream, Luxembourg, as the case may be, in accordance with the operating procedures of Euroclear or Clearstream, Luxembourg, as the case may be, of your election on or prior to the record date regarding a payment of interest and on or prior to the eighth day prior to maturity in the case of a payment of principal. If the election is not received by Euroclear or Clearstream, Luxembourg on or prior to the applicable record date or the eighth day prior to maturity, as the case may be, and forwarded to the paying agent in the manner described above, principal or interest will be paid in Australian dollars.
      In the event that the bonds cease to be book-entry bonds, all payments of principal and interest will be converted to U.S. dollars in the manner described above unless you:

•	notify the paying agent that you elect to receive the payment in Australian dollars; and

•	provide the fiscal agent with wire transfer instructions to an Australian dollar account maintained with a bank outside Australia.
      It is our obligation to make payments of principal of and interest on the bonds in Australian dollars. None of the fiscal agent, the paying agent, the exchange rate agent or us has any responsibility for the foregoing procedures with respect to your ability to receive payments in U.S. dollars nor will we or any of them be liable for any losses arising in connection with the procedures or movements in exchange rates.
      If the due date for payment of any amount of principal or interest in respect of any bond is not a business day in The City of New York, Luxembourg and Sydney, Australia, then you will not be entitled to payment of the amount due until the next following day which is a business day in all of the locations and will not be entitled to any further interest or other payments in respect of the delay. As used in this paragraph, “business day” means, with respect to a specified location, any Monday, Tuesday, Wednesday, Thursday or Friday which is not a day on which banking institutions in the applicable location are authorized or required by law to close.
      Holders of bonds in definitive form. Payments of principal and any interest in respect of definitive bonds (if issued) will, subject to various conditions, be made against presentation or surrender of definitive bonds at any specified office outside Australia of any paying agent. So long as the bonds are listed on the Luxembourg Stock Exchange, we will maintain a Luxembourg paying agent as a condition of that listing. Should the Luxembourg paying agent cease to be Deutsche Bank Luxembourg, S.A., we will notify holders in accordance with the procedures described below in condition 16.

9.	Purchases
      We may at any time purchase bonds in any manner and at any price subject to compliance with any applicable laws.

10.	Cancellation
      All bonds which are redeemed by us will be cancelled and may not be reissued or resold.

11.	Payment of Additional Amounts in Certain Circumstances
      All payments by us of, or in respect of, principal of, and any premium and interest on, the bonds, except for the domestic A$ bonds, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision or authority thereof or therein having power to tax, unless the withholding or deduction of the taxes, duties, assessments or governmental charges is required by law. In that event, we or, as the case may be, the guarantor will pay the additional amounts as may be necessary in order that the net amounts receivable by you after the withholding or deduction (and after deduction of any additional taxes, duties, assessments or governmental charges payable in respect of such additional amounts) shall equal the respective amounts of principal and interest which would have been receivable in respect of the bonds, in the absence of the withholding or deduction. However, no additional amounts will be so payable for or on account of:

(1) any withholding, deduction, tax, duty, assessment or other governmental charge which would not have been imposed but for the fact that the holder:

(A) was a resident, domiciled in or a national of, or engaged in business or maintained a permanent establishment or was physically present in, Australia or otherwise had some connection with Australia other than the mere ownership of, or receipt of payment under, the bond;

(B) presented a bond for payment in Australia, unless the bond could not have been presented for payment elsewhere; or

(C) presented the bond more than 30 days after the date on which the payment in respect of the bond first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to the additional amounts if it had presented the bond for payment on any day within the period of 30 days;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such taxes;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments of (or in respect of) principal of, or any premium or interest on, the bond;

(4) any withholding, deduction, tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of a bond or, if the bond is a global bond, the beneficial owner of a bond to comply with our request addressed to the holder or beneficial owner, as the case may be,

(A) to provide information concerning the nationality, residence, identity or address of the holder or the beneficial owner, as the case may be or

(B) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (A) or (B), is required or imposed by a statute, treaty, regulation or administrative practice of Australia or any political subdivision or authority thereof or therein having the power to tax as a precondition to exemption from all or part of the withholding, deduction, tax, assessment or other governmental charge; or

(5) any combination of items (1), (2), (3) and (4) above.
      Furthermore, no additional amounts will be paid with respect to any payment of, or in respect of, any principal of, or any premium or interest on, the bonds to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment to the extent the payment would, under the laws of the Commonwealth of Australia or any political subdivision or authority thereof or therein having the power to tax, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to the fiduciary or a member of the partnership or a beneficial owner who would not have been entitled to the additional amounts had it been the holder of a bond.
      We will not be liable to pay additional amounts to any holder for any deduction or withholding on account of any duties or taxes where those duties or taxes are imposed or levied by or on behalf of the Commonwealth of Australia by virtue of the holder being our associate (as defined in Section 128F of the Income Tax Assessment Act 1936 (Australia)) or as a result of the holder being a party to or participating in a scheme to avoid the duties or taxes, being a scheme which we neither were party to nor participated in.
      Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross up”, nor make any additional payments to, a holder of domestic A$ bonds in respect of any withholding.
      Any reference in this prospectus supplement to principal or interest in respect of the bonds will also be deemed to refer to any additional amounts which may be payable in respect of those bonds.

12.	Events of Default
      In case one or more of the following events of default has occurred and is continuing:

•	any principal or interest in respect of any of the bonds is not paid when due and remains unpaid for a period of 30 days; or

•	we or the guarantor fail to perform any other material obligation under the bonds or the guarantee and that failure is not remedied within a period of 60 days after written notice of that failure is given by any holder of bonds to us at the specified office of the fiscal agent; or

•	we cease to be a corporation sole constituted by the Under Treasurer of the State of Queensland pursuant to Section 4 of the Statutory Bodies Financial Arrangements Act 1982 under the name and style “The Queensland Government Development Authority” as preserved and continued in existence as so constituted as a corporation sole under the name and style “Queensland Treasury Corporation” by the Queensland Treasury Corporation Act 1988 of the State of Queensland (or by any statutory modification or amendment of either of those Acts) unless our obligations under the bonds are forthwith assumed by the guarantor or by a successor statutory body constituted by public Act of the State of Queensland and the guarantee continues to remain in full force and effect in respect thereof; or

•	we or the guarantor fail to repay the whole of the principal sum of any of our or its indebtedness for borrowed money being in excess of US$10,000,000 (or the equivalent thereof in any other currency) within 30 days of the date on which it becomes due and payable or fail to repay the whole of the principal sum of any indebtedness for borrowed money being in excess of US$10,000,000 (or the equivalent thereof in any other currency) under any guarantee given by us or it in respect thereof within 30 days of the date on which it becomes due and payable under that guarantee; or

•	the guarantee for any reason ceases to be in full force and effect or you cease to be entitled to the full benefit of the guarantee in accordance with its terms and it is not forthwith replaced by another guarantee by the guarantor on substantially the same terms and conditions as the guarantee or by some other security as may be approved by an extraordinary resolution (as defined in the amended and restated fiscal agency agreement) by the holders of the bonds;

then in each and every case the principal amount of any bond together with all accrued interest thereon will, at the option of, and upon written notice to the fiscal agent by, the holder thereof, mature and become due and payable on the date on which that written notice is received by the fiscal agent unless prior to the receipt of that notice all events of default in respect of all the bonds have been cured.
      If you own book-entry bonds, you will have to give notices to us and the guarantor in connection with any event of default, and exercise any other rights against us and the guarantor as a result of that event of default, through the participant through which you are holding your bonds.
      We agree to indemnify each holder of bonds against any costs (including stamp duty) which that holder (or you or any person in the chain between that holder and you) may reasonably incur in connection with any proceedings to enforce any of the provisions of the bonds.

13.	Meetings of Holders of the Bonds
      Pursuant to the amended and restated fiscal agency agreement, we may, at any time, and we will, upon a request in writing made by one or more registered holders, or its or their proxy or proxies, holding not less than 10% of the principal amount of the bonds of the same series then outstanding, convene a meeting of holders of the bonds.
      Any request in writing by registered holders of bonds must be made by filing the same at the specified office of the fiscal agent. A holder of a beneficial interest in a global bond may only make a request through a participant.

14.	Substitution of the Debtor
      We may, without the consent of the holders of bonds, be replaced as principal debtor under the bonds by a successor statutory body constituted by public Act of the State of Queensland, which by the provisions of the Act by which it is constituted assumes all of our obligations under the bonds, or by the guarantor by execution of a deed by which it assumes all of the obligations, so long as:

•	in either case all necessary governmental and regulatory consents and approvals have been obtained for substitution; and

•	in the case of substitution by a successor statutory body, the guarantee of the bonds remains in full force and effect and the holders of the bonds remain entitled to the full benefit of the guarantee in accordance with its terms.
      In the event of such substitution, we will notify the Luxembourg Stock Exchange of that substitution and will prepare a revised base prospectus to reflect the substitution.

15.	Issuances of Additional Bonds
      We may, at any time without your consent, create and issue additional bonds up to, but not exceeding, the facility limit of A$15,000,000,000 so that the additional bonds shall be consolidated and form a single series with the bonds of another series.

16.	Notices Regarding the Bonds
      All notices regarding the bonds will be duly given if:

•	delivered in writing to the registered holder of the bond; and

•	published in a leading newspaper having general circulation in Luxembourg (which is expected to be the d’Wort).
      If at any time publication in that newspaper is not practicable, notices will be duly given if published in any other leading daily English language newspaper with general circulation in Europe. The notice shall be deemed to have been given on the date of publication or, if published more than once or on different days, on the date of the first publication.

17.	Modification of the Terms and Provisions of the Bonds
      We may modify any of the terms or provisions contained in the bonds, other than our domestic A$ bonds, of the same series in any way with the written consent of the holders of not less than 66 2/3% in principal amount of the bonds of the same series at the time outstanding. However, the unanimous consent of all holders of bonds of the same series is required if:

•	any modifications would change the terms of payment of the principal, or any interest or premium on, any bonds of the same series or affect the rights of holders of less than all the bonds of the same series at the time outstanding; and

•	any modification would reduce the aforesaid percentage needed for authorization of modification.

      We and the fiscal agent may, without your vote or consent, amend the amended and restated fiscal agency agreement and the bonds for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision thereof, or in any manner which we and the fiscal agent may determine and which shall not be inconsistent with the terms of the bonds and will not adversely affect the interest of any holder of bonds. Any modifications, amendments or waivers of the amended and restated fiscal agency agreement or of the bonds in accordance with the foregoing provisions will be conclusive and binding on all holders of bonds, whether or not they have given the consent and whether or not notation of the modifications, amendments or waivers is made upon the bonds, and on all future holders of bonds. Any instrument given by or on behalf of any holder of a bond in connection with any consent to any modification, amendment or waiver will be irrevocable once given and shall be conclusive and binding on all subsequent holders of the bonds.
      Holders will be notified of any modification of the terms or provisions contained in the bonds, whether or not subject to consent of the holders, before it is effective, in accordance with the notification procedures described above in condition 16. For so long as the bonds are listed on the Luxembourg Stock Exchange, if the terms of our Global A$ Bond Facility are modified or amended in a manner which is capable of affecting the assessment of the bonds or would otherwise make this prospectus supplement, as so modified or amended, inaccurate or misleading, a new prospectus supplement will be prepared and provided to the Luxembourg Stock Exchange.

18.	Transfer, Exchange and Replacement of Bonds
      In addition to the procedures described in the accompanying prospectus, if any bond that is in definitive form is mutilated, defaced, stolen, destroyed or lost it may be replaced at the specified office of any transfer agent, on payment by the holder of those costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as we may reasonably require. Mutilated or defaced bonds must be surrendered before replacements will be issued.
      Any definitive bond may be presented for transfer or exchange, other than for the exchange of securities for domestic A$ bonds, at the specified office of any transfer agent, subject to the limitations set forth in the amended and restated fiscal agency agreement and the accompanying prospectus. Upon surrender for exchange or transfer of any definitive bond, the fiscal agent will authenticate and deliver in exchange for the definitive bond, a bond or bonds of the appropriate form and denomination and of an equal principal amount. No service charge will be imposed upon the holder of a definitive bond in connection with exchanges for bonds of a different denomination or for transfers thereof, but the fiscal agent may charge the party requesting any transfer, exchange or registration of the definitive bonds a sum sufficient to reimburse it for any stamp or other tax or other governmental charge required to be paid in connection with the transfer, exchange or registration.
      So long as the bonds are listed on the Luxembourg Stock Exchange, we will maintain a Luxembourg transfer agent as a condition of that listing. Should the Luxembourg transfer agent cease to be Deutsche Bank Luxembourg, S.A., we will notify holders in accordance with the procedures described above in condition 16.

19.	Governing Law
      The amended and restated fiscal agency agreement, the guarantee and the bonds will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters governing authorization and execution by us or the guarantor and any statutory guarantee relating to the bonds will be governed by the laws of Queensland.
      Our domestic A$ bonds will be governed by, and interpreted in accordance with, the laws of Queensland.
      We and the guarantor have submitted to the jurisdiction of state and federal courts sitting in The City of New York in connection with the amended and restated fiscal agency agreement, the guarantee and the bonds.

USE OF PROCEEDS
      The net proceeds from the sale of the bonds offered hereby will finance the activities of the State of Queensland and its statutory bodies. See “Queensland Treasury Corporation” in the summary and in the accompanying prospectus for a more complete description of these activities. We may pay each dealer up to A$20,000 per annum panel fee in consideration for such dealer’s participation in the sale of the bonds. We may also pay a fixed total fee of A$400,000 per year to be paid on a graduated basis to the dealers who are determined by us to be the top eight performers based on secondary market turnover of bonds and Australian dollar denominated medium-term notes weighted by average holdings of bonds. In certain circumstances, however, commissions or fees, if any, will be determined by the dealers and us at the time of sale. Absent such fees, if we sold A$15,000,000,000 of bonds, we would expect to receive the full amount, before deducting expenses payable by us. The dealers’ commission or fees, if any, for each sale of bonds will be disclosed in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive).
BOOK-ENTRY SYSTEM
      Upon issuance, the entire principal amount of all bonds with the same issue date, interest rate and represented by a single global bond. Each global bond representing book-entry bonds will be deposited with, or on behalf of, DTC, as depositary, located in The Borough of Manhattan, The City of New York, and will be registered in the name of the depositary or its nominee. Book-entry bonds will not be transferable or exchangeable for definitive or certificated bonds except under the limited circumstances described below.
      It is expected that delivery of the bonds will be made against payment therefor on or about the third business day following the date agreement is reached to purchase those bonds.
      Ownership of beneficial interests in a global bond will be limited to participants, which are persons that have accounts with the depositary or its nominee, or persons that may hold interests through participants. In addition, ownership of beneficial interests in a global bond will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global bond. Ownership of beneficial interests in a global bond by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some states of the United States may require that certain purchasers of securities take physical delivery of the securities in definitive form. The limits and laws may impair the ability to own, transfer or pledge beneficial interests in a global bond.
      We have been advised by the depositary that upon the issuance of a global bond representing book-entry bonds, and the deposit of the global bond with the depositary, the depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the book-entry bonds represented by the global bond to the accounts of participants. The accounts to be credited will be designated by the soliciting dealer or, to the extent that the book-entry bonds are offered and sold directly, by us. The depositary will have no knowledge of the actual holder of beneficial interests in any global bond and its records reflect only the identity of the participants to whose accounts book-entry bonds are credited. The participants remain responsible for keeping account of their holdings on behalf of their customers.
      So long as the depositary for a global bond, or its nominee, is the registered holder of the global bond, the depositary or the nominee, as the case may be, will be considered the sole holder of the bonds represented by the global bond for all purposes under the amended and restated fiscal agency agreement, the terms of the global bond and the guarantee. Except as provided below, if you own a beneficial interest in a global bond you will not be entitled to have the bonds represented by that global bond registered in your name and will not receive or be entitled to receive physical delivery of the bonds in definitive or certificated form and will not be considered the holders of the bonds under the amended and restated fiscal agency agreement, the terms of the global bond and the guarantee. Accordingly, if you own a beneficial interest in a global bond you must rely on the procedures of the depositary and, if you are not a participant, on the procedures of the participant (and any intermediary in the chain between you and the participant) through which you own your interest, to exercise any rights of a holder of bonds under the amended and restated fiscal agency agreement or the terms of the global bond or the guarantee.
      The amended and restated fiscal agency agreement provides that the depositary may grant proxies and otherwise authorize participants and Clearstream, Luxembourg and Euroclear participants (or persons holding beneficial interests in a global bond through the participants) to exercise any rights of a holder or to take any other actions which a holder is entitled to take under the amended and restated fiscal agency agreement, the terms of the global bond or the guarantee. We understand that under existing industry practices, in the event that we request any action by you or if you desire to exercise any rights as a holder or to take any action which you are entitled to exercise or take under the amended and restated fiscal agency agreement or the terms of the global bond or the guarantee, the depositary would authorize the participants holding the relevant beneficial interests to exercise the rights or take the action, and the participants would authorize beneficial owners owning through the participants to exercise the rights or take the action or would otherwise act upon the instructions of beneficial owners owning through them.
      Payment of principal of and any premium and interest on book-entry bonds represented by any global bond registered in the name of or held by the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner and holder of the global bond representing the book-entry bonds. None of the fiscal agent, any of our agents or us will have any responsibility or liability for any aspect of the depositary’s records or any participant’s records relating to, or payments made on account of, beneficial ownership interests in a global bond representing the book-entry bonds or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to the beneficial ownership interest.
      The depositary has advised us, the guarantor and the fiscal agent that its current practice is to credit the accounts of the participants with payments of principal or interest on the date payable in amounts proportionate to their respective holdings in principal amount of beneficial interests in the global bonds as shown in the records of the depositary, unless the depositary has reason to believe that it will not receive payment on that date. Payments by participants and indirect participants to owners of beneficial interests in a global bond will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and any payments will accordingly be the sole responsibility of participants or indirect participants, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Unless and until it is exchangeable in whole or in part for a bond or bonds in definitive form, no global bond described above may be transferred except as a whole:

•	by the depositary for the global bond to a nominee of the depositary; or

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or any nominee to a successor of the depositary or a nominee of the successor.
      If the depositary notifies us that it is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934 and a successor depositary is not appointed by us within ninety days after receiving the notice or becoming aware that the depositary is no longer so registered, we will issue the bonds in definitive form in exchange for the global bond. Bonds will be issued in definitive form if an event of default has occurred and is continuing with respect to any bond. We may also at any time and in our sole discretion determine not to have the bonds represented by one or more global bonds and, in that event, we will issue bonds in definitive form in exchange for all of the global bonds representing the bonds.
      The depositary has also advised us as follows:

•	The depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934. The de-

positary was created to hold securities of its participants. The depositary facilitates the clearance and settlement of securities transactions among participants in the securities through electronic book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. The depositary’s participants include securities brokers and dealers, banks, trusts companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the depositary.

•	Access to the depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

•	A further description of the depositary’s procedures with respect to the global bonds and book-entry bonds is set forth in the accompanying prospectus under “Description of Securities and Guarantee— Global Securities”. The depositary has confirmed to us that it intends to follow the procedures.

FOREIGN CURRENCY RISKS
      THIS PROSPECTUS SUPPLEMENT DOES NOT DESCRIBE ALL RISKS OF AN INVESTMENT IN THE BONDS THAT RESULT FROM THE SECURITIES BEING DENOMINATED IN AUSTRALIAN DOLLARS EITHER AS THE RISKS EXIST AT THE DATE OF THIS PROSPECTUS SUPPLEMENT OR AS THE RISKS MAY CHANGE FROM TIME TO TIME. YOU SHOULD CONSULT YOUR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS ENTAILED BY AN INVESTMENT IN AUSTRALIAN DOLLARS AND AS TO ANY MATTERS THAT MAY AFFECT THE PURCHASE OR HOLDING OF THE BONDS OR THE RECEIPT OF PAYMENTS OF PRINCIPAL AND INTEREST ON THE BONDS IN AUSTRALIAN DOLLARS. FOREIGN CURRENCY SECURITIES ARE NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO ARE NOT FAMILIAR WITH FOREIGN CURRENCY TRANSACTIONS.
      The bonds are denominated in Australian dollars.
      The information set forth below is directed to prospective purchasers of the bonds who are United States residents and we disclaim any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase or holding of the bonds or the receipt of payments of principal of and interest on the bonds in Australian dollars. You should consult your own legal advisors with regard to these matters.
Exchange Rates
      An investment in the bonds entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. These risks include, without limitation, the possibility of significant changes in the rate of exchange between the U.S. dollar and the Australian dollar and the possibility of the imposition or modification of foreign exchange controls by either the United States or foreign governments. These risks generally depend on economic and political events and the supply of and demand for the relevant currencies over which we have no control.
      In recent years, rates of exchange between the U.S. dollar and the Australian dollar have been volatile and that volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of the bonds.
      Depreciation of the Australian dollar against the U.S. dollar would result in a decrease in the U.S. dollar-equivalent yield of the bond, in the U.S. dollar-equivalent value of the principal repayable at maturity of the bond and, generally, in the U.S. dollar-equivalent market value of the bond. Appreciation of the Australian dollar against the U.S. dollar would result in an increase in the U.S. Dollar equivalent of the principal repayable at maturity.
      For each of the financial years indicated, the average noon buying rate in New York City for cable transfers in Australian Dollars as certified for customer purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) are set out

below, together with the high and low rates for the previous six months.

	Year Ended June 30,

	2005	2004	2003	2002	2001

	(expressed in U.S. dollars per $1.00)
Period End	0.7618	0.6952	0.6713	0.5628	0.5100
Average Rate	0.7568	0.7154	0.6652	0.5240	0.5320
      On December 7, 2005, the Noon Buying Rate was US$0.7468 = $1.00.

	November	October	September	August	July	June

High	0.7451	0.7630	0.7731	0.7737	0.7661	0.7792
Low	0.7267	0.7468	0.7537	0.7469	0.7403	0.7498
      The exchange rate between the Australian dollar and the U.S. dollar is at any moment a result of the supply of and demand for the two currencies and changes in the rate result over time from the interaction of many factors directly or indirectly affecting economic conditions in Australia and in the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Australia and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Australia, the United States and other countries important to international trade and finance.
      The information presented in this prospectus supplement relating to the exchange rate of the Australian dollar is furnished for informational purposes only and is not intended to serve as a representation, warranty or opinion.
Australian Exchange Control Restrictions
      The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism— Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemaah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.
      Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.
      Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) require prior approval from the Reserve Bank of Australia.
Judgments
      In the event an action based on the bonds was commenced in a court of the United States, it is likely that a court would grant judgment relating to the bonds only in U.S. dollars. It is not clear, however, whether, in granting the judgment, the rate of conversion into U.S. dollars would be determined with reference to the date of default, the date judgment is rendered or some other date. You would bear the risk of exchange rate fluctuation between the time the judgment is calculated and the time the fiscal agent converts the specified currency to U.S. dollars for payment of the judgment.
      A state court in the State of New York rendering a judgment on a bond denominated in Australian dollars would be required under Section 27 of the New York Judiciary Law to render the judgment in Australian dollars, and the judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.
UNITED STATES TAXATION
      The following summary supplements the discussion under “Description of Securities and Guarantee—United States Federal Taxation” in the accompanying prospectus to which discussion reference is hereby made.
      A transfer of bonds for our domestic A$ bonds will not be a taxable event for United States federal income tax purposes. A holder’s basis in our domestic A$ bonds received upon a transfer of bonds will equal the holder’s basis immediately prior to the transfer in the bonds. Domestic A$ bonds will be treated as debt for United States federal income tax purposes.
      The 10% Australian withholding tax which applies to interest payments on the domestic A$ bonds will be a foreign income tax for which United States holders are generally entitled to take a deduction or credit in computing their United States tax liability, subject to a limitation set out in the Internal Revenue Code on high withholding taxes imposed on interest income.
      Special United States federal income tax considerations applicable to holders of the bonds who are United States persons are described under “Description of Securities and Guarantee—United States Federal Taxation” in the accompanying prospectus.
AUSTRALIAN TAXATION
Interest Withholding Tax
      Generally, interest paid by us to a non-resident of Australia, who does not derive the interest in carrying on business at or through a permanent establishment in Australia, is subject to interest withholding tax at the rate of ten percent.
      Under the double taxation treaties between Australia and the United States and Australia and the United Kingdom, no Australian interest withholding tax will be payable on interest derived by an entity which is entitled to the benefit of that treaty where that entity is a government body of the United States or the United Kingdom (including a body exercising governmental functions), a United States or United Kingdom resident bank performing central banking functions or a United States or United Kingdom resident financial institution which is unrelated to, and deals independently with, us. For these purposes, “financial institution” means a bank or other enterprise substantially deriving its profits by raising debt finance in the financial markets or by taking deposits at interest and using those funds in carrying on a business of providing finance. However, if the interest is derived as part of an arrangement involving back-to-back loans, Australian interest withholding tax will still be payable.
      A person who is not a resident of the Commonwealth of Australia within the meaning of the Income Tax Assessment Act 1936 (Australia) and who does not derive the interest in carrying on business at or through a permanent establishment in Australia and who has acquired or acquires any of the bonds will not incur or become liable for any Australian income tax (other than interest withholding tax) on interest, or amounts in the nature of interest, payable in respect of the bonds. The terms of issue and the procedures for the issue of the bonds are intended to satisfy the conditions for exemption from interest withholding tax under Section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.
      Under Australian law as currently in effect, Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross-up”, nor make any additional payments to a holder of domestic A$ bonds in respect of any withholding.
      Interest, or an amount in the nature of interest, paid by us, is exempt from Australian withholding tax under Section 128F if debt securities are issued by us outside Australia and if a “public offer” test is satisfied. The public offer test is satisfied if the debt securities are issued as a result of being offered for issue:

(a) to at least 10 persons each of whom:

i. was carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets; and

ii. is not known, or suspected, by us to be an associate (as defined in section 128F) of any of the other nine such persons; or

(b) to at least 100 persons whom it is reasonable for us to regard as having acquired instruments similar to the debt securities in the past or being likely to acquire instruments similar to the debt securities in the future; or

(c) as a result of being accepted for listing on a stock exchange outside Australia, where we have entered into an agreement with a dealer, manager or underwriter in relation to the placement of the debt securities requiring us to seek a listing; or

(d) as a result of negotiations being initiated publicly in electronic form, or in another form, that is used by financial markets for dealing in instruments similar to the debt securities; or

(e) to a dealer, manager or underwriter in relation to the placement of debt securities who, under an agreement with us, offered the debt securities for sale within 30 days in a way covered by any of paragraphs (a) to (d) above.
      In relation to the issue of a global security, the “public offer” test will be satisfied if the global security falls within the description of “global bond” in Section 128F(10). Broadly speaking, this will be the case if the following requirements are satisfied:

(i) the global security describes itself as a global bond or a global note; and

(ii) it is issued to a clearing house (as defined in Section 128F(9)) or to a person as trustee or agent for, or otherwise on behalf of, one or more clearing houses; and

(iii) in connection with the issue of the global security, the clearing house or houses confer rights in relation to the global security on other persons and will record the existence of the rights; and

(iv) before the issue of the global security, we or a dealer, manager or underwriter, in relation to the placement of debt securities on our behalf, announces that, as a result of the issue, those rights will be able to be created; and

(v) the announcement is made in a way or ways covered by any of paragraphs (a) to (e) above (reading a reference in those paragraphs to “debt securities” as if it were a reference to the rights referred to in paragraph (iv) above and a reference to “us” as if it included a reference to the dealer, manager, or underwriter); and

(vi) under the terms of the global security, interests in the global security are able to be surrendered, whether or not in particular circumstances, in exchange for other debt securities issued by us that are not themselves global securities.
      The public offer test is not satisfied if at the time of the issue we know, or have reasonable grounds to suspect, that the debt security or an interest in the debt security was being, or would later be, acquired directly or indirectly by an Offshore Associate of ours other than one acting in the capacity of a dealer, manager, or underwriter in relation to the placement of the debt securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)). Nor will the exemption from interest withholding tax apply if, at the time of the payment of interest to a person, we know or have reasonable grounds to suspect that the holder concerned is one of our Offshore Associates other than one receiving the payment in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of a registered scheme. An “Offshore Associate” is an associate (as defined in Section 128F) of ours that is either a non-resident of the Commonwealth of Australia which does not acquire the securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, is a resident of Australia that acquires the securities in carrying on a business at or through a permanent establishment outside of Australia.
      To reduce the risk that the public offer test will not be satisfied we have identified our known associates and have requested that they not acquire any of our securities that are issued outside Australia.
Income and Other Taxes
      Under Australian law as currently in effect, a person who is a non-resident and who is a holder of bonds or domestic A$ bonds will not by reason only of that ownership incur or become liable for any Australian taxes or duties of whatsoever nature in respect of principal of or (except as described in “Australian Taxation— Interest Withholding Tax” above, noting the exemption from that tax afforded by Section 128F where its requirements are complied with) interest or amounts in the nature of interest (including original issue discount, or premium, if any) in respect of, the bonds or domestic A$ bonds, provided that no such interest, amount in the nature of interest, or premium is derived in carrying on business through a permanent establishment in Australia.
      Under Australian law as currently in effect, no Australian income or other tax is payable on any profit on sale of the bonds or domestic A$ bonds which are held by non-residents except if the bonds or the domestic A$ bonds, as the case may be, are purchased with the intention of deriving that profit by resale, or the bonds or domestic A$ bonds, as the case may be, are trading stock of the vendor or if an ordinary incident of the vendor’s business is the sale of securities for a profit and, in any case, the profit from the sale has a source in Australia. The profit will generally only have a source in Australia if the business is conducted in Australia, if the bonds or domestic A$ bonds, as the case may be, are sold in Australia or the bonds or domestic A$ bonds, as the case may be, are physically held in Australia.
      Notwithstanding that a profit from a sale of bonds or domestic A$ bonds is prima facie assessable in Australia in the circumstances referred to above, if the vendor is a resident of a country with which Australia has a double taxation agreement, then depending on the circumstances of the case and the terms of the relevant treaty, relief from Australian tax may nevertheless be available under the treaty.
Inheritance Taxes
      Under Australian law as currently in effect, no Australian state or Federal Estate duty or other inheritance taxes will be payable in respect of bonds or domestic A$ bonds held at the date of death regardless of the holder’s domicile at the date of death.
Stamp Duty
      Under Executive Minutes dated December 17, 1992 and December 16, 1993 any transaction, arrangement or instrument connected with the issue of the bonds is exempted from Queensland Stamp Duty.
LUXEMBOURG TAXATION
      As from July 1, 2005, Luxembourg levies withholding tax on interest payments made by a Luxembourg paying agent to individual beneficial owners who are tax residents of (i) another EU Member State, pursuant to Council Directive 2003/48/EC of June 3, 2003 on taxation of savings income in the form of interest payments, or (ii) certain non-EU countries and territories which have agreed to adopt similar measures to those provided for under Council Director 2003/48/EC (see “Risk Factors—EU Savings Directive may result in the imposition of a withholding tax”). Responsibility for the withholding of such tax will be assumed by the Luxembourg paying agent and not by QTC.
PLAN OF DISTRIBUTION
      Under the terms of an amended and restated distribution agreement, dated as of December 14, 2005 among us, the guarantor and the dealers, the bonds are being offered on a continuing basis by us through the dealers. Each of the dealers has agreed to use its best efforts to solicit purchases of the bonds. The amended and restated distribution agreement has been filed with the SEC on December 13, 2005 as an exhibit to our 2005 Form 18-K.
      We may pay each dealer up to A$20,000 per annum panel fee in consideration for such dealer’s participation in the sale of the bonds. We may also pay a fixed total fee of A$400,000 per year to be paid on a graduated basis to the dealers who are determined by us to be the top eight performers based on secondary market turnover of bonds and Australian dollar denominated medium-term notes weighted by average holdings of bonds. In certain circumstances, however, commissions or fees, if any, will be determined by the dealers and us at the time of sale. The dealers’ commission or fees, if any, for each sale of bonds will be disclosed in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive).
      We have the sole right to accept offers to purchase bonds and may reject any offer, in whole or in part. Each dealer has the right, in its discretion reasonably exercised, without notice to us, to reject any offer to purchase bonds received by it, in whole or in part.
      We also may sell bonds to any dealer, acting as principal, or to a group of underwriters named in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) for whom one or more of the dealers will act as representative or representatives, at a discount to be agreed upon at the time of sale, for resale to one or more investors at varying prices related to prevailing market prices at the time of resale, as determined by the dealer. The dealers may offer bonds from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In those cases, the dealers may purchase the bonds from us for no commission. In connection with the sale of the bonds, the dealers may be deemed to have received compensation from us in the form of underwriting discounts.
      This prospectus supplement and the accompanying prospectus may be used by the dealers in connection with offers and sales of the bonds to persons located in the United States.
      The dealers may be deemed to be “underwriters” within the meaning of the Securities Act. We have agreed to indemnify the dealers against and contribute toward certain liabilities, including liabilities under the Securities Act. We have also agreed to reimburse the dealers for certain expenses. Each of the dealers engages in transactions with and performs services for us in the ordinary course of its business.
      We may also sell bonds through underwriters pursuant to an underwriting agreement or agreements to be entered into in connection with the sales. If underwriters are used in connection with the sale of bonds, the pricing supplement with respect to those bonds (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) will set forth the terms of the offering of the bonds, including the name or names of any underwriters, the price of the bonds and the net proceeds to us from the sale, any underwriting discounts or other items constituting underwriters’ compensation, and discounts or concessions allowed or re-allowed or paid to dealers. Bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Bonds may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by one or more investment banking firms or others, as designated.
      Unless otherwise set forth in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive), the obligations of the underwriters to purchase the bonds described therein will be subject to certain conditions precedent and the underwriters will be obligated to purchase all bonds offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
      Each tranche of bonds issued in a particular series will be a new issue of securities for which there is no established trading market. As discussed above, up to A$15,000,000,000 of the bonds outstanding at any time have been authorized for listing on the Luxembourg Stock Exchange. Each dealer has committed to us to make a market in the bonds under certain circumstances, as permitted by applicable laws and regulations. No assurance can be given, however, as to the liquidity of any trading markets for the bonds.
      We have entered into repurchase arrangements with some dealers whereby we may purchase bonds from a dealer at an agreed price and for a fixed term which shall not exceed one calendar month. At the end of the term the dealer is obligated to repurchase the bonds at the repurchase price which is fixed at the beginning of the transaction. The repurchase price is the sum of the purchase price, our cost of funding and costs and expenses incurred by us.
Previous Issues of Bonds
      As at the date of this prospectus supplement an aggregate principal amount of A$12,451,595,000 of bonds were outstanding bearing interest rates of 5.5%, 6.0% and 8% and maturing on various dates. These bonds were sold to or through the dealers pursuant to the amended and restated distribution agreement.
Selling Restrictions
      No prospectus in relation to the bonds has been lodged with or registered by the Australian Securities and Investments Commission. The bonds may not be offered or sold, directly or indirectly, in the Commonwealth of Australia, its territories and possessions. Each dealer has or will represent and agree with us that in connection with the distribution of the bonds:

•	it has not directly or indirectly offered for subscription or purchase or issued invitations to subscribe for or buy nor has it sold the bonds;

•	it will not directly or indirectly offer for subscription or purchase or issue invitations to subscribe for or buy or sell the bonds; and

•	it has not distributed and will not distribute any draft or final form offering memorandum, advertisement or other offering material,

in Australia or to any person that the employees of the Dealer acting in connection with the distribution know or have reasonable grounds to suspect is one of our Offshore Associates other than one acting in the capacity of a dealer, manager or underwriter in relation to the placement of the bonds or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)).
      Each dealer has agreed to co-operate with us with a view to ensuring that the bonds are offered for sale in such a manner which will allow payments of interest or amounts in the nature of interest on the bonds to be exempt from Australian withholding tax under section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each dealer has represented and agreed, and each further dealer appointed under the bond facility will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of bonds to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of bonds to the public in that Relevant Member State:

(a) in the period beginning on the date of publication of a prospectus in relation to those bonds which has been approved by the competent authority in that Relevant Member State in accordance with the Prospectus Directive and/or, where appropriate, published in another Relevant Member State and notified to the competent authority in that Relevant Member State in accordance with Article 18 of the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by QTC of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of bonds to the public” in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe the bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      Each dealer has represented and agreed that:

(a) in relation to any bonds which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any bonds other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the bonds would otherwise constitute a contravention of Section 19 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any bonds in circumstances in which Section 21(1) of the FSMA does not apply to QTC or the guarantor; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any bonds in, from or otherwise involving the United Kingdom.

      Each dealer has agreed, and each further dealer appointed by us, if any, will be required to agree, to comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the bonds or possesses or distributes this prospectus supplement and the accompanying prospectus. Each dealer has or will also agree to obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of the bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries. Neither we nor any other dealers have responsibility for that dealer’s compliance with its agreements.
      For further information on the selling restrictions agreed upon by the dealers with us, see “Description of Securities and Guarantee—Selling Restrictions” in the accompanying prospectus.
VALIDITY OF BONDS AND GUARANTEE
      The validity of the bonds and the guarantee will be passed upon for us and the Treasurer on behalf of the Government of Queensland as to matters of the laws of the State of Queensland and the Commonwealth of Australia by the Crown Solicitor of Queensland and as to matters of the laws of the State of New York by Sullivan & Cromwell, Sydney, Australia, counsel to the dealers. The opinions of the Crown Solicitor and Sullivan & Cromwell will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by us and the fiscal agent in connection with the issuance and sale of any particular bond, the specific terms of bonds and other matters which may affect the validity of bonds but which cannot be ascertained on the date of the opinions. Sullivan & Cromwell has on occasion rendered legal services to the Government of Queensland and us.
QUEENSLAND TREASURY CORPORATION
      In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).
      Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.
      Under the Act, the Corporation has as its statutory objectives:

(a) to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b) to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c) to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i) the advancement of the financial interests of the State;

(ii) the development of the State or any part thereof; or

(iii) the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.
      In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a) to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b) to advance money or otherwise make financial accommodation available;

(c) to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d) to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e) to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f) to manage or cause to be managed the Corporation’s financial rights and obligations.
      As at June 30, 2005, the Corporation had a total of $30.230 billion in assets and $29.952 billion in liabilities compared to $26.809 billion in assets at June 30, 2004 and $26.578 billion in liabilities at June 30, 2004.
Organization of Queensland Treasury Corporation
      The present Under Treasurer of the State is Mr. Gerard P. Bradley.
      The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.
      The Chief Executive of the Corporation is Stephen Rochester. The Organization Management Team (“OMT”) comprises the Chief Executive and senior management of the Corporation. The OMT provides management oversight of the Corporation’s performance of the strategic and corporate objectives outlined in Corporation’s strategic and corporate plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.
      The members of the audit committee described on page 31 of Exhibit (c)(i) to our 2005 Form 18-K are: Marianne Micalizzi (Chairman), Gerard Bradley and Bill Shields.
      With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to Queensland’s statutory authorities. At June 30, 2005, the total borrowings of the Corporation were $24.518 billion. This amount included overseas debt equivalent to $10.086 billion based on the prevailing rates of exchange at June 30, 2005. Included in these overseas borrowings were Australian dollar denominated borrowings of $9.939 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.
      As discussed in “Risk Factors” above, there is a general risk that any market for the bonds may be illiquid and may make it difficult for investors to sell their bonds easily or at optimal prices. However, generally speaking, we endeavor to have large liquid lines of stock with a common maturity date. At the date of this prospectus supplement, these maturity dates are September 14, 2007, July 14, 2009, May 14, 2010, June 14, 2011, August 14, 2013, October 14, 2015 and October 14, 2021. As a consequence, the bonds are usually highly liquid with relatively minimal transaction costs. In addition, bondholders have the capacity to exchange their global bonds for the more liquid Domestic A$ Bonds, as described above under “Terms and Conditions of the Bonds— 6. Transfer for Domestic A$ Bonds”.
      The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.
      The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the negative impact on interest rates of borrowing large amounts to meet funding requirements when funds are required by

Government Bodies. Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s customers’ (i.e. Government Bodies) interest rate risk, and to manage the Corporation’s liquidity risk. These surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties until the funds are required to fund the borrowing program of Government Bodies or refinance maturing debt of the Corporation.
      The Government Bodies the Corporation lends to include Government departments, State owned trading enterprises, local governments and all statutory bodies. Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilize debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the large corporatized Government Bodies normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At 30 June 2005, loans to Government Bodies totaled $18.906 billion.
      Section 15 of the Act provides that profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.
      The financial statements of the Corporation, comprised of a “Statement of Financial Performance for the Year Ended 30 June” for 2004 and 2005, a “Statement of Financial Position as at 30 June” for 2004 and 2005, a “Statement of Cash Flows for the Year Ended 30 June” for 2004 and 2005 and notes to the financial statements, are set forth in “Notes to and Forming Part of the Financial Statements”.
Cross Border Lease Transactions
      The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border lease transactions entered into by the Corporation relate to rail and electricity assets.
      Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The strip loss value, which was estimated at $606 million at 30 June 2005, rises to approximately $900 million by the year 2010 then falls progressively over the remaining term of the leases to zero by the year 2029.
      QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties who have issued the financial instruments. However, the risk to QTC is relatively low with approximately 87% of the defeasance asset exposure having a credit rating of AAA and the lowest rated entity having a credit rating of A-representing only 0.3% of the total exposure.
      The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. Alternatively, a separate State of Queensland guarantee has been provided in relation to some cross border lease transactions. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.
Enterprise Wide Risk Management
      As discussed above under “Risk Factors”, we conducted an Enterprise Wide Risk Management review in 2001, which resulted in our implementing Enterprise Wide Risk Management policies and procedures in 2002. As part of this review, the principal risks that were identified as potentially significantly impacting our ability to fulfill our obligations under the bond facility were (i) we may be unable to access suitable funding markets when required and (ii) we may suffer a significant loss of capital.
      To offset the risks associated with our inability to access suitable funding markets when required, we hold significant levels of highly liquid surplus assets which can be readily liquidated if required.

Included in these surplus assets are funds held on account of our borrowing in advance of a requirement, to fund both the redemption of existing borrowings and to fund the Queensland Public Sector’s debt financing requirements.
      While we are not subject to the Bank of International Settlements, Basle 2 draft accord, our Board and the Corporation’s Middle Office monitor compliance with the Basle 2 draft accord. At all times, our capital has been well in excess of that necessary to cover market, operating and credit risk. The most significant user of capital is credit risk. In this regard we have in place strict guidelines that, among other things, limit the amount and term of counterparty exposure based on credit rating, limit the exposure to counterparties rated A- or better by Standard and Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent), and provide a maximum percentage exposure for the various credit rating bands.

      The following Statement of Financial Position as at June 30, 2005 and 2004 has been taken from and should be read in conjunction with our audited consolidated financial statements that are included in our 2005 Form 18-K which is incorporated by reference into this prospectus supplement and the accompanying prospectus.
Statement of Financial Position

	As at June 30,

	2005	2004

	(In A$ thousands)
Assets
Cash assets	56	168
Other financial assets	11,281,398	9,006,926
Receivables	2,234	37,273
Prepayments	271	456
Onlendings	18,905,621	17,714,737
Property, plant and equipment	39,266	48,488
Tax assets	1,238	1,381

Total Assets	30,230,084	26,809,429

Liabilities
Deposits	5,220,644	4,692,442
Payables	198,543	168,786
Interest bearing liabilities	24,518,115	21,702,155
Tax liabilities	11,897	11,319
Provisions	2,954	2,876
Other	—	8

Total Liabilities	29,952,153	26,577,586

Net Assets	277,931	231,843

Equity
Reserves	68,906	62,939
Retained surplus	209,025	168,904

Total Equity	277,931	231,843

      The following Statement of Financial Performance for the years ended June 30, 2005 and 2004 has been taken from and should be read in conjunction with our audited consolidated financial statements that are included in our 2005 Form 18-K which is incorporated by reference into this prospectus supplement and the accompanying prospectus.
Statement of Financial Performance

	For the Year Ended
	June 30,

	2005	2004

	(In A$ thousands)
Revenue from Ordinary Activities
Interest income	2,162,680	740,232
Fees:
Management	22,993	22,144
Professional	192	505
Other	381	452
Amortization of cross border lease deferred income	8,763	8,705
Transfer from provision for basis risk	2,059	—
Write back of provisions— co-operative housing societies	—	670
Gain on sale of property, plant and equipment	2,702	147
Other income	77	112

Total Revenue from Ordinary Activities	2,199,847	772,967

Expenses from Ordinary Activities
Interest expense	2,111,319	708,176
Administration expenses	30,021	28,403
Realized loan losses co-operative housing societies	51	558
Loss on sale of property, plant and equipment	721	—

Total Expenses from Ordinary Activities	2,142,112	737,137

Operating surplus from ordinary activities before payment in lieu of income tax	57,735	35,830
Payment in lieu of income tax	11,647	12,553

Operating surplus from ordinary activities after payment in lieu of income tax	46,088	23,277
Total changes in equity other than those resulting from transactions with owners as owners	46,088	23,277
Retained surplus at the beginning of the financial year	168,904	157,151

Total available for appropriation	214,992	180,428
Distribution to Consolidated Fund		—
Aggregate of amounts transferred to reserves	(5,967)	(11,524)

Retained surplus at the end of the financial year	209,025	168,904

QUEENSLAND
General
      The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State’s resources.
      Queensland is the third most populous State in Australia with a population of approximately 3.95 million persons, or 19.5% of Australia’s population at March 2005. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.
      Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.8 million residents. There are eight other population centers in Queensland with over 50,000 residents.
Government of Queensland
      The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defense, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.
      While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labor market more flexible.
      Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.
      Following the most recent State election (February 2004), the Australian Labor Party again forms the current government of Queensland. The Premier and Treasurer is the Honorable Peter Beattie.
      The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the

State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.
      The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.
      Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by career public servants with each department having a “permanent head” who is responsible for the financial administration of the funds provided by Parliament for use by that department. The address of the Office of the Treasurer on behalf of the State of Queensland (as guarantor of bond facility) is Level 15, Executive Building, 100 George Street, Brisbane QLD 4000, Australia and the contact telephone number is +61 7 3224 4500.
      The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.
      A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.
QUEENSLAND ECONOMY
Overview
      Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a wide range of services, including a well-developed tourism sector and a fast developing business services sector.
      Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal constituents. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, livestock and cotton.
      Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals and silver producing regions and ranks in the top ten in copper and zinc production. The State’s coal and bauxite reserves are among the largest in the world, and are generally of high grade and are easily accessible.
      The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of economical electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate competitive energy sources such as natural gas and coal seam methane.
      Historically, Queensland has not participated as extensively as other Australian States in the development of manufacturing industries. In particular, manufacturing industries in Queensland have developed to meet the internal requirements of the Queensland economy, supporting energy intensive mineral processing and agricultural industries. However, the manufacturing sector has, in recent years, diversified and expanded into higher value-added and high technology industries.
      In the last 15 years, international tourism in Queensland has experienced rapid growth based on its many natural attractions, including the Great Barrier Reef, the Gold Coast, extensive beaches, island resorts and tropical rainforests.

      Queensland has an extensive services sector initially developed to support the mining and agricultural sectors, but which now covers a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as those industries servicing the tourism sector.
      There have been significant structural changes in the Queensland economy over the past 20 years with the mining and tertiary sectors growing strongly and the relative importance of the rural sector declining. In 2003-04 the rural sector accounted for approximately 4.4% of Gross State Product (“GSP”) and 22.5% of the agricultural sector in Australia. The mining sector accounted for approximately 6.7% of GSP in the State and 25.5% of mineral production in Australia. Meanwhile, the manufacturing sector accounted for approximately 9.9% of GSP and 14.4% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 79.1% of GSP and 17.1% of the tertiary sector in Australia.
      As described in “Risk Factors” above, a downturn in the economy of Queensland or Australia could have an impact on the guarantor’s ability to fulfill its obligations under the guarantee. However, at the date of this prospectus supplement the outstanding amount of Queensland’s debt is relatively insignificant and the guarantor has the capacity to constrict its expenditure if there is a significant negative revenue downturn or raise funds through borrowing.
      Also as described in “Risk Factors” above, an unanticipated increase in expenditures of Queensland could have an impact on the guarantor’s ability to fulfill its obligations under the guarantee. However, there is potential to defer the expenditure in the case of a downturn or if anticipated growth is not met. In addition, economic benefits are expected to flow to Queensland as a consequence of an expected population increase in the State.
Economic Strategy
      The Queensland Government (the “Government”) has taken a fundamental step in improving public transparency and accountability, with legislation requiring the preparation and tabling of a Charter of Social and Fiscal Responsibility (the “Charter”). The legislation governing the Charter requires the Government to announce its objectives and how it will achieve those objectives.
      Queensland’s first Charter under the legislation was tabled by the Premier and then Acting Treasurer in August 1999. The Government recently released the Charter of Social and Fiscal Responsibility, which replaced the Charter previously tabled in 2001. The Charter outlines the Queensland Government’s commitment to delivering improved outcomes for the community, draws together the Government’s seven key policy priorities and its guiding financial principles, and details how the Government will report on delivering its commitments.
      The key community outcomes sought by the Government as outlined in the Charter are:

•	A strong diversified economy;

•	A community of well-skilled and knowledgeable people;

•	Improved standard of living for all Queenslanders;

•	Safe and secure communities;

•	Healthy, active individuals and communities;

•	A fair, socially cohesive and culturally vibrant society;

•	A clean, livable and healthy environment; and

•	Maintenance of the natural resource base.
      In addition, the Government’s key fiscal objectives, as outlined in the Charter, are:

•	To maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories.

•	To ensure that the Government’s level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

•	Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

•	To ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

•	To at least maintain and seek to increase Total State Net Worth.
      The Queensland Government’s economic strategy is aimed at achieving these key social priorities and fiscal principles. The strategy is focused on raising the productive capacity of the State’s labor force and industries, given the importance of productivity in achieving sustainable economic growth, higher living standards and more employment opportunities— the key economic policy priorities of the State Government.
      The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and affordable service provision.
      The economic strategy, by increasing real incomes and therefore taxation revenue, also allows the Government to more easily increase spending on education, crime and poverty prevention, cultural activities, regional development, health and aged care, and environmental protection— the other key social policy priorities outlined in the Charter.
      The economic strategy complements sound economic fundamentals with a “Smart State” strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.
Economic Growth
      The Queensland economy recorded strong growth of 4.0% in 2004-05, outpacing growth in the national economy (2.3%) for the ninth consecutive year. Queensland’s out performance is expected to continue, with economic growth forecast to average 4 1/4% in 2005-06, compared with national growth, which is forecast to be 3%. With the exception of 1995-96, Queensland’s economic growth has been at or above the national average for more than 15 years. Queensland’s real GSP has grown at an average annual rate of 4.6% over the last decade, 0.9 percentage point higher than that nationally (3.7%).
Real Economic Growth— Queensland and Australia
(1999-00 to 2004-05)

	Queensland GSP		Australia GDP

Year	$ Billion(a)	% Change	$ Billion(a)	% Change

1999-00	118.3	4.3	712.9	3.8
2000-01	121.9	3.0	727.8	2.1
2001-02	128.3	5.3	756.2	3.9
2002-03	135.5	5.6	780.4	3.2
2003-04	141.8	4.7	811.6	4.0
2004-05	147.5	4.0	830.4	2.3

(a)	Chain volume measure (reference year 2003-04)

Source: Queensland Treasury; Australian Bureau of Statistics “ABS” Cat.No. 5206.0

Major Economic Indicators
      The following table lists selected major economic indicators for Queensland:
Queensland Major Economic Indicators

	2000-01	2001-02	2002-03	2003-04	2004-05

Overseas Merchandise Exports ($ billion)	21.5	23.2	21.4	20.1	26.4
Retail Turnover ($ billion)	29.2	31.1	33.8	38.2	39.9
Private Gross Fixed Capital Formation ($ billion)	19.8	24.9	30.6	34.9	38.8
Mineral Production ($ billion)	10.9	12.2	11.9	12.1	n.a.
Agricultural Production ($ billion)	7.2	8.1	7.3	7.7	n.a.
Employment (’000)(a)	1,680.8	1,721.5	1,785.3	1,845.0	1,947.9
Unemployment Rate(%)(a)	8.0	8.0	7.1	6.2	4.9
Increase in Consumer Prices(%)(a)(b)	5.9	2.9	3.2	2.9	2.6
Average weekly ordinary time earnings($)(a)	759.2	793.1	824.9	878.3	923.5

(a)	Year-average

(b)	Includes impact of introduction of the Goods and Services Tax (GST) in 2000-01.

Note:	All monetary values are in current prices

Source:	ABS, Department of Natural Resources and Mines and Queensland Treasury
Structure of the Queensland Economy
      Queensland’s contribution to the Australian economy is reflected in the following table. It shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2003-04 and 2004-05.
Components of Economic Growth(a)
(based on Queensland State Accounts)

	Queensland				Australia

			Contribution to				Contribution to
	Annual Growth		GSP growth		Annual Growth		GDP growth
	(%)		(% points)		(%)		(% points)

	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05

Household consumption expenditure	9.3	4.8	5.4	2.9	5.6	3.9	3.3	2.4
Priv. gross fixed capital formation(c)	8.9	8.6	2.1	2.1	7.0	5.4	1.4	1.1
—Dwellings	11.9	5.3	1.1	0.5	7.1	-0.6	0.5	0.0
—Business Investment(c)	4.8	17.9	0.5	2.0	8.0	12.4	0.8	1.3
(i) Other buildings and structures(c)	0.3	13.1	0.0	0.5	7.2	7.7	0.3	0.3
(ii) Machinery and equipment(c)	7.4	20.6	0.5	1.5	8.5	15.2	0.5	1.0
—Ownership transfer costs	9.1	-21.2	0.2	-0.5	-1.5	-16.8	-0.0	-0.3
Private final demand(b)(c)	9.2	5.8	7.5	5.0	5.9	4.3	4.7	3.5
Public final demand(b)(c)	5.3	6.1	1.2	1.3	4.1	3.9	0.9	0.9
Gross State/ National Expenditure	8.9	5.9	9.3	6.3	6.3	4.2	6.3	4.3
Exports of goods and services	0.9	3.6	0.3	1.1	1.6	2.5	0.3	0.4
Imports of goods and services	14.0	8.9	-4.9	-3.4	12.4	11.8	-2.4	-2.4
GSP/GDP	4.7	4.0	4.7	4.0	4.0	2.3	4.0	2.3

(a)	Chain volume measure (reference year 2003-04)

(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation

(c)	Queensland data adjusted for asset sales but national data not adjusted, as information not available.

Source:	Queensland Treasury, ABS Cat.No. 5206.0
      Key features are:

•	Despite a moderate detraction from growth by the trade sector, Queensland recorded solid economic growth in 2004-05 of 4.0%, higher than national growth of 2.3%.

•	Growth in private demand in 2004-05 has been driven by solid growth in household consumption and strong growth in private investment. However, rapid growth in imports has offset growth in exports to produce a moderate net detraction from growth of 2.3 percentage points.

•	Household consumption expenditure in Queensland increased by 4.8% in 2004-05, following growth of 9.3% in 2003-04. Consumption expenditure in Australia grew by 3.9% in 2004-05, following growth of 5.6% in 2003-04.

•	Total private gross fixed capital formation increased by 8.6% in the State in 2004-05, building on growth of 8.9% recorded in 2003-04.

•	Dwelling investment rose by 5.3% in the State in 2004-05, following growth of 11.9% in 2003-04. Meanwhile, Australia recorded a decline of 0.6% in dwelling investment in 2004-05.

•	Public final demand in Queensland grew by 6.1% in 2004-05, following growth of 5.3% in 2003-04.

•	Total exports from the State increased by 3.6% in 2004-05, following lower growth of 0.9% in 2003-04.
Exports
      Queensland is one of Australia’s major exporting States. The nominal value of Queensland’s overseas exports of goods and services in 2004-05 totaled $33.0 billion, accounting for 20.7% of Australia’s total exports during the year. The nominal value of Queensland’s overseas merchandise exports rose strongly, by 31.0%, supported by exceptional growth in the value of coal exports from the State. Higher prices, particularly for coking coal, was the main contributor to the 63.0% growth in the value of coal exports in 2004-05.
      In 2004-05, the nominal value of rural exports (excluding sugar and honey) rose by 14.4%. Sugar data are recorded as confidential for a period of time following export. This rise partially reflects a recovery from severe drought experienced in 2002-03. Cereals exports rose 32.7% in 2004-05, owing to improved seasonal conditions in some areas of the State. A 21.6% rise in the value of meat exports substantially contributed to the overall rise in rural exports. Following an outbreak of Bovine Spongiform Encephalophy (mad cow disease) in both the United States and Canada in late 2003, Japan banned the importation of beef from these countries. Accordingly, demand rose for Australian beef, boosting exports to Asia. Textile fiber and fish and other seafood exports rose marginally over the year, by 1.2% and 1.8% respectively.
      Crude minerals exports rose by 53.7% in 2004-05, supported by exceptionally strong growth in the value of coal exports from Queensland. Exports of coal (excluding confidentialized coal) rose by 63.0% in 2004-05. Higher contract prices negotiated for the 2005-06 Japanese fiscal year (which commenced on April 1) for both coking and thermal coal, contributed significantly to the rise. The quantity of coal exported from Queensland rose by 7.7% during the year, the highest growth in tonnages experienced since 2000-01.

Overseas Exports of Goods and Services, Queensland

Export Categories(a)	2002-03	2003-04	2004-05(p)

	($ million at current prices)
Rural
Meat	2,725.2	2,750.1	3,344.3
Textile fibers	587.2	492.1	498.2
Cereals	149.6	188.9	250.6
Fish and other seafood	282.8	232.8	236.9
Vegetables and fruits	228.4	243.3	234.3
Sugar and honey(b)	1,246.0	1,010.5	84.3
Other rural	769.5	744.8	758.0
Total	5,988.8	5,662.4	5,406.7

Crude Minerals
Coal, coke and briquettes	6,670.4	5,947.9	9,695.4
Metalliferous ores	1,330.7	1,514.0	2,033.2
Petroleum and related products/materials	335.4	251.2	166.7
Other crude minerals	74.7	72.8	72.7
Total	8,411.1	7,785.9	11,968.0

Processed minerals and metals
Non-ferrous metals	2,157.6	1,889.9	2,138.9
Other processed minerals and metals	218.4	217.6	255.3
Total	2,376.0	2,107.4	2,394.2

Other manufactures
Chemicals and related products	408.1	408.0	443.4
Manufactured goods classified by material	199.5	175.5	185.5
Machinery	771.0	728.3	795.2
Transport equipment	318.3	238.5	308.6
Miscellaneous manufactures	268.2	232.0	278.5
Total	1,965.1	1,782.4	2,011.1

Manufactures (sum of processed minerals and metals and other)	4,341.1	3,889.8	4,405.3
Confidential and special	2,640.0	2,790.3	4,405.3

Total overseas exports of goods	21,381.0	20,128.5	26,363.2
Tourism	2,025.0	2,212.0	2,501.0
Other services	3,880.0	4,102.0	4,151.0
Total overseas exports of services	5,905.0	6,314.0	6,652.0

TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES	27,286.0	26,442.5	33,015.2

(p)	preliminary.

(a)	Based on the Standard International Trade Classification (SITC3).
(b) Sugar and some coal data are confidential for Queensland for 2004-05. Sugar data for Australia are held as confidential and included in the ’Confidential and Special items’ category. Sugar data are only released into the ’Sugar’ category for Australia after a six month lag. As a result, estimates for ’sugar and honey’ for Queensland in 2004-05 excludes the value of sugar, which is included in the confidential items category for this year. In addition, some coal exports data (particularly pulverized coal injection coal) is confidentialized by the Australian Bureau of Statistics. These coal exports have been included in the ’Confidential and Special items’ category since February 2002.

Source:	ABS, unpublished foreign trade data, August 2005
Note: Amounts have been rounded to the nearest million. Consequently amounts may not add to rounded totals.
      Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate growth in the industry.
      Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for most of the past decade and currently accepts over one quarter (28.5%) of the State’s merchandise exports. Other major export markets include the European Union (14.6%), South Korea (11.9%), China (including Hong Kong) (8.0%), India (6.7%), the United States of America (5.4%) and Taiwan (4.7%).
      The share of Queensland’s merchandise exports destined for North Asia rose to 53.1% in 2004-05. Increases in the value of coal and meat exports to the region contributed to the rise. Most notably, the share and the absolute value of goods exports to both India and China rose significantly over the three years to 2004-05. In 2004-05, exports to China and India accounted for 13.6% of Queensland’s merchandise exports by value, compared with 10.4% in 2002-03. In value terms, exports to India and China rose by 70.2% and 29.0% respectively in 2004-05 supported by strong growth in coal exports. Meanwhile, exports to key markets in South Asia (excluding India) increased 8.8% over the year.
      Although the share of exports to the United States declined from 7.1% in 2003-04 to 5.4% in 2004-05, the absolute value of merchandise exports to the country rose marginally by 0.6% in 2004-05. The declining share of exports to the United States reflects a surge in growth in exports to other countries, such as India and China, rather than a decline in exports to the United States.
      The major destinations for Queensland’s exports in recent years are outlined in the following table:
Queensland’s Major Overseas Markets for Exports of Goods(a)

	2002-03	2003-04	2004-05(p)

	(% of total at current prices)
North Asia Total	48.4	50.8	53.1
South Korea	11.0	10.9	11.9
China	4.9	7.0	6.9
Japan	26.1	26.3	28.5
Taiwan	4.5	4.6	4.7
Hong Kong	1.8	1.9	1.1

South Asia Total	15.1	14.8	14.7
Indonesia	2.4	2.4	2.1
PNG	1.6	1.5	1.2
Singapore	1.1	1.0	0.8
India	5.5	5.2	6.7
Malaysia	2.5	2.6	2.1
Thailand	1.1	1.4	1.2

North America	8.9	8.1	6.3
Canada	1.5	1.0	0.8

	2002-03	2003-04	2004-05(p)

	(% of total at current prices)
US	7.4	7.1	5.4

European Union	14.9	13.7	14.6
New Zealand	3.6	3.9	3.4
Brazil	1.3	1.6	1.8
Other	7.8	7.2	6.2
	100.0	100.0	100.0

(a)	Shares calculated net of non-monetary gold.

(p)	Preliminary

Source:	ABS, unpublished foreign trade data, August 2005.
Imports
      The nominal value of Queensland’s merchandise imports rose by 20.3% to total $21.7 billion in 2004-05. The strong rise in the value of merchandise imports was driven largely by continued strength in the domestic economy.
      In 2004-05, imports of mineral fuels, petroleum, lubricants and road motor vehicles accounted for almost 60% of the rise in the value of Queensland’s merchandise imports. Minerals fuels, petroleum and lubricants imports rose by 52.4% to $3.9 billion in 2004-05. This strong rise was driven by significant increases in petroleum prices over the year. The price of crude oil (West Texas Intermediate) rose by 44.8% in yearly average terms in 2004-05. Strength in the domestic economy also supported a 21.6% rise in the value of road motor vehicle imports, to total $4.5 billion.
      An increase in the value of fertilizer imports to Queensland drove an overall rise in chemical imports in 2004-05. The value of chemicals imports rose by 30.0% in 2004-05 to total $1.4 billion. Almost 70% of the increase in live animals, food, beverages and tobacco imports during the year was accounted for by rises in the value of vegetable, fruit, meat and meat preparations imports.
      The value of Queensland’s imports in recent years is outlined in detail in the following table:
Overseas Imports of Goods and Services, Queensland

Import Categories(a)	2002-03	2003-04	2004-05(p)

	($ million at current prices)
Live animals, food, beverages & tobacco	639.6	607.9	673.3
Mineral fuels, petroleum and lubricants	2,780.7	2,586.9	3,941.6
Chemicals	986.2	1,059.2	1,376.6
Road motor vehicles	3,444.0	3,706.0	4,505.8
Other machinery and transport equipment	3,628.3	4,943.9	5,396.9
Other manufactured goods	3,423.7	3,568.2	4,179.8
Other	1,455.4	1,606.5	1,668.9

Total overseas imports of goods	16,357.9	18,078.5	21,742.9

Tourism	899	960	1,066
Other services	4,684	4,897	5,327
Total overseas imports of services	5,583	5,857	6,393

TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES	21,940.9	23,935.5	28,135.9

(p)	preliminary.

(a)	Based on the Standard International Trade Classification (SITC3).

Source:	ABS, unpublished foreign trade data.
Note: Amounts have been rounded to the nearest million. Consequently, amounts may not add to rounded totals.
Employment and Income
      Queensland’s population, as at March quarter 2005, totaled 3,945,845 persons. Over the five years to March quarter 2005, the State’s population increased at an average annual growth rate of 2.1%, compared with 1.0% in the rest of Australia.
      During the five year period to 2004-05, Queensland’s labor force increased by 14.5%, (2.7% per annum on average) due primarily to strong population growth. Moreover, the State’s labor force participation rate, while remaining consistently higher than that in the rest of Australia throughout the period, increased by 1.0 percentage point to 65.8% in 2004-05. Queensland’s labor force has recorded growth above that for the rest of Australia over the five year period.
      Employment growth in Queensland of 5.6% in 2004-05 was the State’s strongest jobs growth in a decade. Further, jobs growth in Queensland was more than double the 2.4% recorded in the rest of Australia in 2004-05. Over the five years to 2004-05, employment in Queensland increased by 17.9% compared with 9.4% for the rest of Australia. As a result, Queensland created 269,300 new jobs which equated to 30.4% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.
Employed Persons by Industry, Queensland

			% Change	% Share of
	1999-00	2004-05	1999-00 to	Total Employment
	(’000)	(’000)	2004-05	2004-05

Agriculture, Forestry and Fishing	110.5	78.6	-28.9	4.1
Mining	18.3	24.8	35.8	1.3
Manufacturing	178.0	198.2	11.3	10.2
Electricity, Gas and Water	11.0	14.1	27.7	0.7
Construction	142.1	186.9	31.5	9.6
Wholesale and Retail Trade	349.2	401.3	14.9	20.7
Accommodation, Cafes and Restaurants	95.8	108.2	12.9	5.6
Transport and Storage	81.8	97.7	19.4	5.0
Communication Services	27.9	31.6	13.1	1.6
Finance and Insurance Services	39.2	51.3	30.8	2.6
Property and Business Services	165.6	209.0	26.2	10.8
Government Administration	65.1	85.5	31.3	4.4
Community Services (Education and Health)	266.3	327.4	23.0	16.9
Recreation, Personal and Other Services	101.7	124.4	22.3	6.4

TOTAL(a)	1652.4	1938.8	17.3	100.0

(a) Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match aggregate estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Cat. No. 6291.0.55.001
      Queensland’s average unemployment rate was 4.9% in 2004-05, down from 6.2% in the previous year (rest of Australia 5.3% and 5.7% respectively). This represents the lowest unemployment rate in 30 years, and has moved below the unemployment rate in the rest of Australia for the first time in 10 years. This substantial improvement in Queensland’s unemployment rate reflects the fact that growth in employment over 2004-05 outpaced labor force growth. The average participation rate in Queensland in 2004-05 was 65.8%, compared with 63.6% in the rest of Australia.
Prices
      The Queensland Consumer Price Index “CPI” rose 2.6% in 2004-05, compared with an inflation rate of 2.9% in 2003-04. The CPI for Australia rose 2.4% in each of these two financial years.
Income
      Average weekly earnings and household income per capita in Queensland are below the Australian average. The most recent figures available are given below:
Measures of Income

	Household Income	Average Weekly
	per Capita 2003-	Earnings 2004-
	04	05
State	$	$

Queensland	30,329	726.9
New South Wales	35,993	816.6
Victoria	35,564	789.3
South Australia	31,282	676.0
Western Australia	34,790	773.1
Tasmania	28,639	703.5
Australia	34,345	776.1

Source:	ABS Cat. No. 5220.0 and 6302.0
      Queensland recorded growth in average weekly earnings of 6.2%, compared with 4.3% nationally in 2004-05.
Wages Policy
      Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.
      The previous Australian Government was in power from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralized. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non-wage forms, such as the provision of a free universal health care system.
      Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralized system, enabling an economic environment of low inflation and strong employment growth.
      The current Australian Government, elected in 1996, has further encouraged this shift to a more decentralized wage fixing system. Nevertheless, employees on minimum award rates who have not been able to secure pay increases under enterprise agreements have been protected through a series of award safety net adjustments, to ensure that basic living standards are maintained.
      Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia. As of

May 2004, 40.9% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 39.1% of workers were covered by individual agreements with only 20.0% covered by awards only.
      In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applies to the estimated 55.0% of employees in Queensland who are covered by the State industrial relations system. The Act provides greater choice in agreement types to suit individual industries, enterprises and workplaces. It also provides enhanced powers for the Queensland Industrial Relations Commission to assist parties in negotiating agreements, including a greater focus on conciliation and mediation.
PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY
      The following table shows the main components of Queensland’s GSP and Australia’s GDP.
Queensland/Australian Gross Product— Major Industry Sectors(a)
(Current prices, 2003-04)

Sector	Queensland	Australia	Queensland as a

	($ millions)	($ millions)	% of Australia
Agriculture, forestry and fishing	5,398	23,982	22.5
Mining	8,287	32,450	25.5
Manufacturing	12,237	84,979	14.4
Services(b)	98,133	572,385	17.1

TOTAL	124,055	713,796	17.4

(a) Based on total factor income. Total factor income refers to that part of the cost of producing the gross domestic product which consists of gross payments to factors of production (labor and capital). It represents the value added by these factors in the process of production and is equivalent to gross domestic product less taxes plus subsidies on production and imports.

(b) Includes general government and ownership of dwellings gross operating surplus

Source:	ABS Cat. No. 5220.0
Mining
      Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead, zinc, nickel, phosphate rock and limestone currently being mined, and largely unexploited resources of magnesite, oil shale, uranium, tin, mineral sands, clay and salt.
      The latest data available on mining production is as at 2003-04. For a partial indication of the performance of the mining industry in 2004-05, refer to the exports section earlier in the document.
      In 2003-04, Queensland accounted for 25.5% of the nation’s total mining output, compared with 19.7% 10 years earlier. Currently, Queensland is the second largest contributor of any State or Territory to Australia’s total mining output. In 2003-04, Queensland’s mining industry accounted for around 6.7% of State total factor income.
      The Queensland mining industry is a major export earner and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value-added industries.
      Coal remains Queensland’s most significant mineral produced, accounting for 53.2% of Queensland’s total mineral production by value. In 2003-04, the value of coal produced fell by 13.4%, owing to lower coal prices in $A terms. Meanwhile, the volume of coal produced in Queensland rose by 4.2% over the year.

      The value of minerals produced in Queensland and the quantities of selected minerals produced from 1999-2000 to 2003-04 are shown in the following tables.
Queensland Mineral Production— Value ($ millions)

Mineral	1999-00	2000-01	2001-02	2002-03	2003-04

Black coal(a)	4,761	6,228	8,062	7,452	6,454
Copper concentrate	785	1,138	994	1,246	2,793
Gold Bullion(b)	395	447	317	294	387
Bauxite	173	252	280	212	232
Lead Concentrate(c)	465	700	534	772	520
Crude Oil	122	146	109	68	99
Zinc Concentrate	559	951	647	826	805
Natural Gas	339	322	403	381	380
Other	366	722	783	625	465

TOTAL	7,965	10,906	12,129	11,876	12,135

(a) Value of production does not include transport or handling costs or other by-products such as coke or briquettes.

(b)	Includes alluvial gold.

(c)	Includes a significant component of silver.

Source:	Queensland Department of Natural Resources and Mines.
Queensland’s Principal Mineral Production— Volumes

Mineral	1999-00	2000-01	2001-02	2002-03	2003-04

Black coal (’000t)	124,348	138,352	148,363	153,602	160,062
Copper concentrate (’000t)	1,351	1,490	1,501	1,242	1,654
Gold Bullion (kg)(a)	42,078	43,503	34,666	38,154	39,922
Bauxite (’000t)	11,546	11,731	11,276	11,251	12,071
Lead Concentrate (’000t)(b)	566	702	677	680	756
Zinc Concentrate (’000t)	657	1,232	1,332	1,389	1,386
Crude Oil (megaliters)	566	522	474	320	425
Natural Gas (gigaliters)	4,486	4,549	5,523	5,411	5,255

(a)	Includes alluvial gold.

(b)	Includes a significant component of silver.

Source:	Queensland Department of Natural Resources and Mines.

Coal
      In 2003-04, coal remained Queensland’s most significant mineral commodity, accounting for 53.2% of Queensland’s mineral production by value. In 2003-04, the quantity of coal produced rose by 4.2% to total 160.1 million tones. However, the value of production fell by 13.4% to $6.5 billion, due to lower average coal export prices in Australian dollar terms over the year.
      Coal is also Queensland’s leading export commodity, with the value of exports totaling $9.7 billion in 2004-05 (i.e. this excludes coal exports which have been confidentialized by the Australian Bureau of Statistics, such as pulverized coal injection coal exports). In 2004-05, coal exports ac-

counted for around 37% of Queensland’s total merchandise exports by value.

Copper
      In 2003-04, the value of copper concentrate produced in Queensland rose by 124.2% to total $2.8 billion. An increase in world copper prices during the year contributed significantly to the overall increase in the value of copper produced. The quantity of copper concentrate produced also rose by 33.2% during the year.

Gold
      The value of gold produced rose by 31.6% to $387 million in 2003-04. Increases in both the quantity produced and the price of gold over the year contributed to the rise.

Bauxite
      Bauxite is mined in the north of Queensland with indicated reserves of approximately 3 billion tones. The Weipa deposit in northern Queensland is the largest known bauxite deposit in the world.
      The value of Queensland’s bauxite production rose by 9.4% in 2003-04 to $232 million, owing partially to a 7.3% rise in the quantity of bauxite produced during the year.

Lead and Zinc
      In Queensland, the value of lead produced fell by 32.6% to total $520 million in 2003-04. Zinc concentrate production also fell by 2.5% during the year to total $805 million. The quantity of lead concentrate produced in 2003-04 rose by 11.2%, while zinc concentrate production remained relatively unchanged.

Crude Oil and Natural Gas
      The value of crude oil produced in Queensland rose by 45.6% in 2003-04, owing partially to a 32.8% rise in the volume of crude oil produced. Higher crude oil prices also contributed to the rise.
      In 2003-04, production of natural gas (including coal-seam methane) fell by 2.9%. In value terms, natural gas production remained relatively unchanged over the year.
Agriculture
      The agriculture, forestry and fisheries sector in Queensland accounted for around 4.4% of GSP and for around 22.5% of Australia’s total agricultural production in 2003-04. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Australia’s foreign earnings.
      The latest data available on agriculture production is as at 2003-04. For a partial indication of the performance of the agriculture industry in 2004-05, refer to the exports section earlier in the document.
      In 2003-04, around 62.0% of the gross value of Queensland’s agricultural production was derived from four products— beef, sugar, grain and cotton, each of which is produced primarily for export.
      Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.
      In 2003-04, Queensland’s gross value of agricultural production increased by 5.5% to $7.7 billion.
      The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the five years to 2003-04.
Queensland’s Major Agricultural Commodities
Value and Volume of Production

	1999-00	2000-01	2001-02	2002-03	2003-04

Gross Value ($m)
Slaughtering and other disposals	2,668	3,368.4	3,696.9	3,357.0	3,553.4
Cattle and calves	2,276	2,963.9	3,223.3	2,878.0	3,070.7
Poultry	157	159.9	180.1	202.9	207.0
Pigs	177	177.1	207.9	213.4	206.3
Sheep	54	63.8	78.3	53.1	57.0

	1999-00	2000-01	2001-02	2002-03	2003-04

Sugar cane for crushing	813	601.2	902.6	943.8	779.2
Wool (shorn)	165	195.4	188.6	138.7	97.1
Cereals for grain	593	500.9	536.8	457.5	557.4
Horticulture(a)	1,091	1,371.1	1,463.6	1,364.1	1,522.0
Dairying (total whole milk production)	322	232.3	256.8	250.5	227.9
Cotton	581	414.1	396.5	187.6	346.4
Other	538	566.5	639.4	562.4	580.7
Total	6,771	7,249.9	8,081.2	7,261.6	7,664.1

Volume of Production
Beef and veal (tonnes)	938,602	1,040,310	977,601	951,153	978,968
Sugar cane (’000 tonnes)	35,316	25,867	28,250	34,231	33,553
Wool (’000 kg)	49,215	52,590	38,743	22,901	20,278
Wheat (’000 tonnes)	1,904	1,157	901	601	1,110
Cotton lint (’000 tonnes)	282	211	197	82	145

(a) Vegetables, fruits and nuts, and grapes.
Sources: ABS, Cat. No 7121.0, 7215.0, 7503.0 and 7113.0
      The performance of Queensland’s agricultural production was variable in 2003-04. Production of each of the major crops increased over the year, while sugar cane production decreased. The volume of beef production increased slightly over the year, while the production volume of wool fell.
      Commodity prices for Queensland’s most significant agricultural commodity exports had a mixed performance in 2003-04. In yearly average terms, the average export price of beef rose marginally, while world prices for sugar and wool fell.

Meat and Poultry
      Meat products are Queensland’s most significant rural commodity in value terms, accounting for 46.4% of the State’s total value of agriculture production in 2003-04. Demand for Australian beef rose following the discovery of Bovine Spongiform Encephalopathy (BSE) or mad-cow disease in the United States and Canada in 2003. Restrictions placed on imports to Japan of beef from the United States and Canada has increased the demand for beef from elsewhere, including Australia.

Grains
      Total Queensland wheat production increased substantially in 2003-04 from 601,000 tonnes to 1.1 million tonnes. Queensland’s production of grain sorghum also increased in 2003-04 from 930,000 tonnes to nearly 1.3 million tonnes. Subsequently the value of Queensland’s total production of cereals for grain increased substantially in 2003-04 by 21.8% to $557.4 million.

Sugar
      Australia is the world’s second largest exporter of raw sugar and Queensland accounts for around 90% of Australian production.
      Queensland’s sugar cane production was 33.6 million tonnes in 2003-04, ranking third after beef and horticulture in terms of its individual contribution to the value of total Queensland agriculture production. Overall production decreased by 2.0% in 2003-04 as a result of the continuing effects of the drought.

Wool
      The volume of wool produced in Queensland declined by 11.5% to 20.3 kilotonnes in 2003-04 due to a reduction in sheep numbers and the continuing effects of the drought. Higher global levels of sheep stock have also placed downward pressure on prices.
Other Primary Industries

Timber-Based Industries
      The Queensland Department of Primary Industry and Fisheries estimates in 2003-04 forestry production in Queensland totaled $725 million. In value terms, forestry production rose by 8.9% in

2003-04, following 11.4% growth in 2002-03. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.
      Similar to other Australian States, the area planted to timber in Queensland rose in 2004. Most timber plantations in Queensland are softwood, almost all of which is owned by the State Government.

Fisheries
      The Queensland Department of Primary Industries and Fisheries estimates in 2003-04 fisheries production in Queensland totaled $380 million. In value terms, fisheries production rose by 2.7%, following a 7.5% decline in 2002-03. In 2003-04, 44.7% of the fisheries output (in value terms) was derived from trawl operations, with 36.6% and 18.4% respectively sourced from non-trawl and aquaculture activities.
Manufacturing
      In 2003-04, the manufacturing sector accounted for 9.9% of Queensland’s total factor income. Queensland’s share of Australia’s total manufacturing output increased to 14.4% in 2003-04, from 13.1% 10 years earlier.
      Historically, manufacturing in Queensland developed to service and process the State’s agricultural and mineral resources. It is estimated that approximately two-thirds of manufacturing in Queensland is related to processing, servicing or the provision of machinery and equipment involved in the agricultural and mining sectors. In common with most Western industrialized nations, the relative importance of manufacturing declined in favor of service-based industries.
      In the past, Australia’s border protection policy (primarily tariffs and quotas) has imposed costs on Queensland’s industries without off-setting benefits. The winding back of protection has benefited manufacturing industry in the State, in part because of its beneficial impact on mining and agriculture.
      In 2002-03 (the latest available data), almost half of the manufacturing industry’s turnover was accounted for by two sub-sectors: food, beverages and tobacco (25.6%) and metal products (23.1%). Queensland’s manufacturing turnover increased by 2.4% in 2002-03, with growth recorded in all sub-sectors other than metals manufacturing.
      Manufacturing output has grown strongly across most sub-sectors, as shown in the following table:
Queensland Manufacturing Industry Turnover by Sub-sector(a)

	2001-02	2002-03	Annual Growth
Sub sector	($ million)	($ million)	(%)

Food, beverages and tobacco	12.578.4	12,885.7	2.4
Textile, clothing, footwear and leather	995.4	1,010.6	1.5
Wood and paper products	2,638.9	2,917.7	10.6
Printing, publishing and recorded media	2,228.8	2,384.7	7.0
Chemical, petroleum and coal products	7,296.5	7,848.0	7.6
Non-metallic mineral products	2,135.8	2,308.2	8.1
Metal products	12,521.0	11,616.1	-7.2
Machinery and equipment	6,524.4	7,006.0	7.4
Miscellaneous manufacturing	2,188.2	2,333.2	6.6

TOTAL TURNOVER	49,107.5	50,310.3	2.4

(a) Latest available data.
Note: Figures are rounded to the nearest million. Consequently, figures may not add to the total.
Source: ABS Cat. No. 8221.0
      Overseas exports of Queensland manufactured goods, including processed minerals and metals, totaled $4.4 billion in 2004-05. Over the year, manufactured overseas exports rose by 13.3%, following a 10.4% fall in 2003-04. An increase in the value of manufactured goods exports in 2004-05 reflects strong global demand for metals, particularly from Asia.
Services

Transport
      Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Brisbane in the south-east to Karumba in the north-west. The Queensland railway network encompasses approximately 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in central Queensland.
      The Queensland road network, extending approximately 177,000 kilometers, is constantly being upgraded and extended to maintain a safe and viable road network.
      Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non-tourism related business opportunities.

Communications
      Queensland is served on a State-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation (ABC) and the Special Broadcasting Service (SBS). In addition, three commercial television networks and a community television station operate within the State. Queensland also has a widespread cable and satellite pay television service in operation, while broadband internet services are available in all major centers across the State.

Construction
      The Queensland building and construction industry provided 9.6% of employment in the State during 2004-05.
      Dwelling investment in Queensland rose by 5.3% in 2004-05, following increases of 11.9% in 2003-04, 21.2% in 2002-03, and 33.3% in 2001-02. In comparison, dwelling investment nationally fell slightly by 0.6% in 2004-05, following a rise of 7.1% in 2003-04. Strong population growth, low home loan interest rates and a very buoyant labor market have continued to support high levels of demand for house construction.
      Private non-dwelling construction investment in Queensland rose by 13.1% in 2004-05, after rising by 0.3% in 2003-04.

Tourism
      Tourism is one of Queensland’s most important and fastest growing sectors, accounting for an estimated 6.4% of overall GSP in the State in 1998-99. The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.
      South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, water-skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks and internationally-recognized restaurants and entertainment venues.
      The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday Group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.
      Queensland’s tourism services exports (including overseas and interstate tourism) rose by 4.9% in real terms in 2004-05. Notably, overseas tourism exports rose by 10.1% during the year, after rising 6.5% in the previous financial year. The global economic downturn, international terrorist attacks, the war in Iraq and the outbreaks of Severe Acute Respiratory Syndrome (SARS) and Avian influenza led to a significant downturn in overseas tourism exports in 2001-02. However, with the effects of most of these shocks abating, the economic climate has become increasingly conducive to greater international travel. Interstate tourism exports increased by 2.6% during the year following a 4.6% decline in 2003-04, with the decline in 2003-04 reflecting renewed confidence in international travel in that year.
      A number of new hotel and resort projects (valued at approximately $3.3 billion) are either already under construction or under consideration in Queensland. Some of these projects include:

•	Coomera Waters Resort, Gold Coast;

•	Cobaki Lakes residential resort, Gold Coast; and

•	Rainbow Harbour Resort, Cairns.
FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA
      Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement between the States and the Commonwealth in 1927, recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.
      The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes. These bodies, which include central borrowing authorities and local governments, government owned corporations and other statutory bodies may enter the market directly and issue stock either in their own names or through a central borrowing authority. The central borrowing authority for Queensland is Queensland Treasury Corporation. Until June 1984, borrowings by these semi government and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which was an understanding agreed upon in 1936 (and subsequently amended as necessary). The Gentlemen’s Agreement had no legal status.
      From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach. The main feature of the Global Approach was the imposition of aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities. Over the period of its operation, there were progressive modifications and refinements of the Global Approach.
      The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favourable terms than if States individually undertook their own borrowings.
      Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, since that time, the nature of the Loan Program has changed and its significance in overall State finances has declined. States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. This occurred in particular during the late 1970s and early 1980s. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach.
      Over the last 20 years of its existence, the Loan Program has consisted of both a loan component and a grant component (in the form of interest-free non-repayable capital grants to assist State governments to finance capital expenditure). During the 1980s, the loan component was primarily concessional loans for public housing. At the 1989 Loan Council meeting, it was agreed that the loan component of the Loan Program would be replaced by additional grants to the States under the Commonwealth State Housing Agreement. After 1989-90, the Loan Program has consisted solely of general purpose capital grants. (From 1991-92, the “Building Better Cities” program has also been classified as general purpose capital assistance.) These have since been abolished.
      Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.
      The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets. (Analogous arrangements were to apply for the Territories).
      In line with the Loan Council decision, the States were required to make additional payments to the National Debt Sinking Fund sufficient to permit redemption at their maturity of all Commonwealth Government securities issued on their behalf. With the passage of legislation related to the new Financial Agreement through all jurisdictions’ parliaments, the National Debt Sinking Fund was replaced on July 1, 1995 by the Debt Retirement Reserve Trust Account. A total of $7.6 billion of Commonwealth Government securities was on issue on behalf of the States and Territories as at June 30, 1995. Under the new arrangement, this debt will be fully taken over by the States and Territories by 2005-06. The Loan Council decision has also meant that from June 30, 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.
      The Commonwealth compensates the States and Territories for the additional borrowing cost to them of this change based on the interest margins between Commonwealth and State debt applying at, and prior to, the change. (State central borrowing authorities, which are the major borrowers on behalf of the State/local sector, generally borrow at somewhat higher rates than the Commonwealth Government, with margins varying from time to time depending on market conditions.) In addition, the Commonwealth provides compensation for its reduced sinking fund contributions due to the accelerated decline in outstanding net debt on which those contributions are based.
      Overall, these new arrangements replace Commonwealth debt to the private sector with State and Territory debt; they do not alter the financial position of the public sector as a whole. They do, however, represent a significant structural reform in Commonwealth/ State (and Territory) financial relations. They place full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State and Territory Governments to greater scrutiny by the community and financial markets.
      As from 1993-94, new Loan Council monitoring and reporting arrangements apply to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.
      The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focussed on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.
      Under the new Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

      Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.
      It should be noted that the LCA nominations are now based on the new accrual GFS derived cash flow statement. A measure of the surplus (deficit) is derived from information contained in the cash flow statement. This new measure whilst broadly comparable with the previous cash GFS measure, conceptually is different due to the nature of the derived accrual cash flow and the inclusion in the earlier GFS cash measure of accrual adjustments.
      The emphasis of the new arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The new arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.
      For 2005-06, Queensland Budget-time LCA was estimated to be a loan allocation of $1,770 million. This was revised to $2,361 million in the October 2005 Special Fiscal and Economic Statement. This compares to Queensland’s negative borrowing requirement for 2004-05 of $3,625 million resulting from the State’s sizeable cash surplus.

Commonwealth Grants
      Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, goods and services tax and customs duty. There are no general taxes on capital gains in respect of assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. There are no Commonwealth wealth taxes, estate or gift duties. The States, however, impose payroll taxes, stamp duties and land taxes, and local governments impose rates based on the value of real property.
      At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements which had operated between 1976-77 and 1984-85 should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments by the Commonwealth to the States. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.
      At the 1994 Premiers’ Conference, the financial arrangements adopted were for a real per capita terms guarantee to apply to the total amount of financial assistance grants over the three year period from 1994-5 to 1996-7, subject to review should Australia experience a major deterioration in its economic circumstances. At the 1996 Premiers’ Conference, it was agreed that the real per capita guarantee for financial assistance grants would be extended to 1998-99 but would be conditional upon States complying with their obligations under the Agreement to Implement the National Competition Policy and Related Reforms. At the 1998 Premiers’ Conference, the real per capita guarantee was extended again until 2000-2001. Application of the guarantee in 2000 was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on 1 July 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform
      The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on 1 July 2000. The reforms include significant changes to Commonwealth-State financial relations. All Australian governments signed an Inter-

governmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).
      The main features of the IGA include:

•	the States will receive, for any purpose, all the revenue raised by the Goods and Services Tax (GST);

•	the Commonwealth has committed to provide financial assistance to the States to cover any temporary shortfalls in their budgets resulting from the implementation of tax reform;

•	a number of State taxes have been abolished. Bed tax (which Queensland did not levy) was abolished from 1 July 2000. Financial Institutions Duty (which Queensland also did not levy) and stamp duty on the transfer of listed marketable securities were abolished from 1 July 2001. As required by the IGA, the Commonwealth and States reviewed in 2005 the need to retain a number of State stamp duties. As an outcome of this review, Queensland has committed to the progressive abolition of six stamp duties over the period 2006 to 2011; and

•	the Commonwealth will continue to provide Specific Purpose Payments (SPPs) to the States and has stated it has no intention of cutting aggregate SPPs as part of the reform process set out in the IGA.
      The IGA contains important features for future Commonwealth-State relations, including:

•	Providing the States with access to the revenue from a broad-based growth tax, which over time should strengthen State finances. The IGA reforms have provided Queensland with a small net budgetary gain in 2002-03 and 2003-04. A gain is also expected in 2004-05.

•	Endorsing the principle of horizontal fiscal equalisation as the method for distributing GST revenue amongst the States, after a two-year transition period which ended on June 30, 2002.

•	Establishing a Ministerial Council comprising the Treasurers of the Commonwealth, States and Territories to oversee the operation of the GST and the IGA.
QUEENSLAND GOVERNMENT FINANCES
State Budgetary Strategy

Budget Process
      The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next fiscal year. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts (of which there are four each year).
      In an early Budget year (i.e. a June Budget), the major Appropriation Acts are passed by Parliament in about August/ September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent. There is one Act for the Legislative Assembly and one for all other agencies. The minor Appropriation Acts are passed early in the fiscal year and validate expenditure variations from the previous financial year (the variations having already been approved by the Governor in Council). When the Budget is delivered in September (late Budget), however, two Appropriation Acts (one for Legislative Assembly and one for other agencies) are passed by Parliament in about November/ December and provide appropriation for:

•	the current fiscal year;

•	supplementary appropriation for the previous fiscal year for unforeseen expenses that occurred in that fiscal year; and

•	initial appropriation for the succeeding fiscal year to allow normal operations of Government to continue until the Appropriation Bills gain assent.

Policy Settings for the 2005-06 Budget
      The policy settings used to develop the 2005-06 Budget are guided by continued adherence to the Charter and the Government’s seven key policy priorities. These principles and priorities also underpinned the development of the October 2005 Spe-

cial Fiscal and Economic Statement. This document detailed the Queensland Government’s response to the issues facing the health system and outlined major reforms in areas such as energy and water policy. The Statement also updated the fiscal and economic settings announced in the 2005-06 Budget and incorporated Queensland’s 2005-06 Mid Year Fiscal and Economic Review.
      Queensland’s economic growth outlook is positive with gross state product forecast to rise by 4 1/4% in 2005-06. The composition of growth is predicted to change, with a general easing of growth in domestic activity being more than offset by an improvement in the trade sector. Exports growth is expected to be supported by the continued recovery in the global economy, increasing demand for commodities, and a partial recovery from the drought.
      Labor market conditions in the State are forecast to remain solid in 2005-06. Employment growth of 2 3/4% is expected (up from 2 1/2% at the 2005-06 Budget), reflecting the expected shift of economic activity towards the export-oriented industries. Labor force growth is forecast to match employment growth, leading to the average unemployment rate forecast at around 5% in 2005-06.
      Inflation is expected to average slightly higher in 2005-06 at around 3% and growth in average earnings of 4% is forecast over the year.
      Historically, Queensland has maintained a very strong fiscal position relative to the other Australian States. Queensland consistently has maintained a strong cash position over time, whereas the other States, on average, only started recently to strengthen their fiscal positions. Consistently achieving cash surpluses over the past few years has ensured Queensland maintains a strong balance sheet position and is the only State to fully fund employee entitlements.
      The Government has embarked on significant capital expenditure programs to enhance the State’s infrastructure. In April 2005, the Government released the South East Queensland Infrastructure Plan and Program, outlining its priorities for regionally significant infrastructure over a 20-year planning horizon (2005-2026) particularly in the areas of roads, transport, health and education.
      State taxes and charges will remain competitive with those of other States and Territories. Therefore, the aim is to deliver the level of services expected by the public at the lowest possible cost. This will be achieved by improving the efficiency with which the Government delivers services and by continued fiscal restraint.

Fiscal Strategy
      The Charter outlines the Government’s fiscal strategy, and is an integral part of the Government’s commitment to the community. The fiscal strategy principles have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances. These key principles are detailed below:

•	Competitive tax environment

The Government will maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories;

•	Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall Government operating surplus, as measured in Government Finance Statistics terms;

•	Capital funding

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating;

•	Managing financial risk

The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector; and

•	Building the State’s net worth

The Government will at least maintain, and seek to increase, Total State Net Worth.
      The fiscal principles establish the basis for sustainability of the Government’s policies. Essentially, they require over the long term that the services provided by the Government be funded from tax and other revenue sources. The principles are supported by an accrual budgeting framework, which recognizes future liabilities and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

      The principles recognize the importance of a strong financial position for the State. A State government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, State governments have a responsibility to provide continuity of services, such as health care, police and education.
      The principles recognize intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.
Policy Priorities and Objectives
      The Government has identified seven key policy priorities that it seeks to achieve for Queenslanders, regardless of where they live in the State. The priorities complement one another and the services or outputs provided by agencies generally contribute to more than one priority.
      These seven key policy priorities provide the framework for specifying policy and service delivery across all portfolio areas for the longer term. The seven key policy priorities are set out below:

1.	Growing a diverse economy and creating jobs;

2.	Realizing the Smart State through education, skills and innovation;

3.	Managing urban growth and building Queensland’s regions;

4.	Improving health care and strengthening services to the community;

5.	Protecting our children and enhancing community safety;

6.	Protecting the environment for a sustainable future; and

7.	Delivering responsive government.
      The Government has articulated a range of specific initiatives consistent with these key policy priorities. Implementing these is a key feature of the 2005-06 Budget and the October 2005 Special Fiscal and Economic Statement. In addition, there is increased funding across a range of areas to enhance existing Government services.
Reporting on Social and Fiscal Outcomes
      A critical part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives. The Charter details the reports and information the Government will provide on its performance against its objectives for the community and its financial commitments.
      In January 2005, the Government released its fifth annual report on the efficiency and effectiveness of its activities in meeting its objectives for the community during 2003-04. This report, Priorities in Progress, is part of a process by which the Government is becoming increasingly accountable to its community stakeholders, not just for money spent but for the outcomes achieved. Priorities in Progress endeavors to provide Queenslanders with information on the outcomes of the priorities outlined in the Charter.
      The annual Priorities in Progress report represents a significant step forward in terms of public sector accountability. Nevertheless, the Government recognizes that the outcome indicators used will need to be further refined and developed. This will be an ongoing process, with the direct involvement of key stakeholders, that will improve the ability to measure the effectiveness of initiatives and policies in meeting the community’s needs.
      The report for 2004-05 is expected to be tabled in Parliament in late December 2005.
Operating Statement

2004-05 Outcome
      On a Government Finance Statistics (GFS) basis, the General Government sector returned an operating surplus of $3.926 billion and a cash surplus of $4.640 billion.
      The 2004-05 operating outcome is a $1.201 billion improvement from that estimated at the time of the 2005-06 Budget, primarily reflecting increased royalty revenues from higher commodity prices and growth in export volumes and the timing of program expenditure. In addition, 2004-05 saw a significant improvement in the performance of domestic and international equity markets, resulting in increased investment returns well above the assumed long-term rate of return.
      The Queensland Government operates a superannuation scheme whereby investment funds are set aside to meet all accruing employee entitlements. These funds are invested in a diversified portfolio of growth assets, including domestic and international equities and property. With over $18.2 billion in funds invested, the General Government operating result will be impacted by the year to year performance of investment markets. Budget estimates for investment returns are based on the expected long-term average return for the portfolio of 7.5%. These estimates are then revised upwards or downwards during the year based on actual experience.
      Above average returns are reinvested to ensure that the Government has the capacity to absorb any future periods of under performance. Despite the volatility of investment returns, the policy of setting aside and investing funds for future employee entitlements remains one of the key features of the State’s strong balance sheet.
      Table 1 below provides aggregate outcome information for 2004-05 and projections for 2005-06.
Table 1
Key Financial Aggregates
(GFS Basis)

				2005-06
	2003-04	2004-05	2004-05	Revised—
	Actual	Budget	Actual	Budget

	($ million)
General Government Sector:
Revenue	25,214	24,009	27,609	26,931
Expenses	21,874	23,363	23,683	26,214
Net operating balance	3,340	646	3,926	718
Cash surplus/(deficit)	3,490	1,059	4,640	(39)
Net capital purchases	2,059	2,434	2,528	3,512
Net worth	77,723	72,464	96,433	94,836

Public Non-Financial Corporations Sector:
Net operating balance	(67)	37	77	18
Net capital purchases	1,420	3,072	2,733	4,231

2005-06 Revised Budget Projections
      A surplus of revenue over operating expenses of $718 million is expected for 2005-06 for the General Government Sector following the release of the October 2005 Special Fiscal and Economic Statement. The Total State net operating result for 2005-06 is expected to be a surplus of approximately $736 million, with the Public Non-Financial Corporations sector expected to record a net operating surplus of $18 million.
      The operating result in the Public Non-Financial Corporations sector reflects the treatment of dividends under Government Finance Statistics rather than a reflection of the underlying operating performance of the sector. Under a normal accounting presentation, the net operating result excludes dividend payments which are treated as returns to shareholders and therefore “below the line”. Under GFS, dividends are an expense “above the line”. It also reflects the inclusion in the sector of some entities which, in the course of their normal operations, do not operate in surplus.

Revenue
      General Government Revenue is forecast to decrease by $678 million (2.5%) from the 2004-05 Actual to $26.931 billion in 2005-06. Taxation revenue is expected to decline in 2005-06 with the abolition of a number of State taxes, including debits tax, lease duty and credit business duty, while investment returns are based on the assumption of long-term investment return rates.
      Grants and subsidies, together with taxation are the principal forms of revenue for the State,

accounting for almost three-quarters of General Government revenue.
Expenses
      In GFS terms, General Government expenses are forecast to increase by $2.531 billion over the 2004-05 Actual to $26.214 billion in 2005-06. This represents growth in salaries and associated on-costs as a result of a combination of wage increases based on established enterprise bargaining agreements and additional staffing associated with service growth and enhancements in areas such as Health, Education, Police, Emergency Services and Child Safety.
Balance Sheet
      Table 2 below provides data on the State’s capital program and net worth.
Table 2
2004-05 Capital Program and Balance Sheet Results
and 2005-06 Revised Budget Projections
(GFS Basis)

				2005-06
	2003-04	2004-05	2004-05	Revised—
	Actual	Budget	Actual	Budget

	($ million)
Net Capital Purchases:
General Government Sector	2,059	2,434	2,528	3,512
Public Non-Financial Corporations	1,420	3,072	2,733	4,231
Total State Net Capital Purchases1,2	3,479	5,506	5,261	7,743

Net Worth:
General Government Sector (Total State)3	77,723	72,464	96,433	94,836

Incorporating Equity Investment in:
Public Non-Financial Corporations	13,733	13,452	16,277	15,748
Public Financial Corporations Sector	899		1,042

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

2.	Net Capital Purchases comprises net expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes net expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and net expenditure on intangible assets such as patents and copyrights. Net Capital Purchases differs from the total State capital program reported in Budget Paper No. 3 due to asset sales being netted off for GFS data and capital grants being included in the Capital Works Program.

3.	As no budget data are collected for Public Financial Corporations, the forecast net worth assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant.
      The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.
      Net worth of the General Government sector for 2004-05 grew by $18,710 billion over the 2003-04 actual net worth. This growth reflects the impact of the Government’s substantial operating surplus in 2004-05 and upward revaluations in a range of State assets. In the Public Non-Financial Corporations sector net worth was $13.733 billion in 2003-04. It increased to $16.277 billion in 2004-05 and is forecast as $15.748 billion in 2005-06.

Net Financial Assets
      The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.
      The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.
      The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognized future obligations, without recourse to material adjustments in fiscal policy settings.
      After excluding the value of equity investments of public enterprises, financial assets in the General Government sector are still more than sufficient to meet all the liabilities of the sector. Accordingly, the financial position of the State remains very strong, with sufficient financial assets available to meet liabilities as they fall due, in accordance with the requirements of the Government’s Charter.
      Queensland has consistently pursued sound long-term fiscal policies such as ensuring all employee superannuation and long service leave entitlements are fully funded. The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.
Capital Program
      On a GFS basis, the General Government’s Net Capital Purchases in 2004-05 was $2.528 billion, compared with the budgeted figure of $2.434 billion.
      The 2005-06 capital program announced in the Budget was the largest ever undertaken in nominal terms and included a significant increase for projects under the South East Queensland Infrastructure Plan and Program (SEQIPP). The SEQIPP outlines the Government’s priorities for regionally significant infrastructure over the next 10 years and identifies projects amounting to around $55 billion over the next 20 years.
Forward Estimates
      Table 3 below provides a summary of the State’s Forward Estimates on a GFS basis.
Table 3
Key Financial Aggregates (Summary)
(GFS Basis)

	Revised	Projected	Projected	Projected
	2005-06	2006-07	2007-08	2008-09

	($ million)
General Government Sector:
Revenue	26,931	27,876	29,283	30,336
Expenses	26,214	27,701	29,028	30,194
Net operating balance	718	175	256	142
Cash surplus/deficit	(39)	(833)	(72)	(37)
Net capital purchases	3,512	3,431	3,052	2,785
Net worth	94,836	97,067	99,417	101,723

Public Non-Financial Corporations Sector:
Net operating balance	18	70	(9)	(14)
Net capital purchases	4,231	4,171	3.673	3,355

      The key trends in these projections are:

•	The General Government sector is budgeting for smaller operating surpluses in the outyears, reflecting a range of major policy commitments and the abolition of a number of State taxes;

•	State tax revenue is expected to continue to grow in the outyears due to factors such as economic and population growth. The forward estimates forecast moderate growth in funding from the Commonwealth;

•	Expenses are also forecast to grow, with employee expenses increasing in line with expected growth in wages and planned growth in services;

•	Cash deficits are forecast over the forward estimates period, reflecting a significant increase in capital expenditure. Over the period 2005-06 to 2008-09, the General Government sector is expected to invest $13.78 billion in capital, leading to an overall increase in General Government capital stock after depreciation of $5.872 billion;

•	General Government’s net worth is forecast to grow, consistent with the Government’s Charter of Social and Fiscal Responsibility; and

•	The Public Non-Financial Corporations sector net operating deficits in the outyears reflect interest costs on borrowings for capital investments.
GENERAL INFORMATION
      1. Application has been made to the Commission de surveillance du secteur financier in its capacity as competent authority under the Luxembourg act relating to prospectuses for securities (Joi relative aux prospectus pour valeurs mobillières) to approve this document as a base prospectus. Application has also been made to the Luxembourg Stock Exchange for bonds issued under the bond facility to be admitted to the official list and to trading on the Regulated Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to the Global A$ Bond Facility the number 12507 for listing purposes.
      2. The issue of the bonds by us is made pursuant to Section 18 of the Queensland Treasury Corporation Act 1988. The giving of the guarantee by the guarantor was approved by the Governor in Council of the State of Queensland by Executive Minutes dated December 17, 1992 and December 16, 1993.
      3. The interest paid to a non-resident, as described in the section entitled “Australian Taxation” above, on the bonds should not be subject to Australian withholding tax because the bonds will satisfy the requirements of Section 128F of the Income Tax Assessment Act 1936 of Australia. Section 128F exempts from withholding tax interest paid to a non-resident on bonds which are issued in conformity with the public offer test. The terms of issue and the procedures for the issue of the bonds described under “Australian Taxation” should satisfy the public offer test.
      4. There are no, nor have there been any, governmental legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) which in the last 12 months may have or have in such period had a significant effect on the financial position or profitability of QTC or the guarantor.
      5. For the period of 12 months following the date of this prospectus supplement, copies of the following documents are available for inspection at the office of the Luxembourg paying and listing agent:

i. the Statutory Bodies Financial Arrangements Act 1982;

ii. the Queensland Treasury Corporation Act 1988;

iii. our annual reports for the two years ended June 30, 2005 together with our consolidated financial statements for those years (which have been audited without qualification by the Auditor-General of Queensland) and the Independent Audit Reports prepared in connection therewith by the Auditor-General of Queensland;

iv. any future annual and interim reports published by us together with our annual and interim consolidated financial statements for those periods;

v. The consolidated financial statements of the guarantor for the two years ended

June 30, 2005 and the budget papers of the guarantor for the 2004-2005 fiscal year;

vi. any future annual and interim consolidated financial statements published by the guarantor for those periods;

vii. the amended and restated distribution agreement;

viii. the amended and restated fiscal agency agreement (which contains the form of the global bonds);

ix. the form of the deeds of guarantee; and

x. this prospectus supplement, the accompanying prospectus and any pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive).

      So long as any of the bonds are listed on the Luxembourg Stock Exchange, each person interested can inspect, upon request, a copy of these documents at the office of the Luxembourg paying and listing agent.
      In addition, copies of this base prospectus, each pricing supplement relating to bonds which are admitted to the official list and to trading on the Regulated Market of the Luxembourg Stock Exchange and each document incorporated by reference in it will be published on the Luxembourg Stock Exchange’s website.
      Copies of this prospectus supplement, including the accompanying prospectus and any applicable pricing supplement, and our annual reports for the five years ended June 30, 2005 together with our consolidated financial statements and the Independent Audit Reports prepared in connection therewith by the Auditor-General of Queensland are available free of charge, upon request, at the office of the Luxembourg paying and listing agent. Our annual report for the year ended June 30, 2005 was published on September 20, 2005. Also, we will make similarly available all of our future annual reports (including our future consolidated financial statements) and semi-annual interim financial statements for future years, free of charge, as and when they are published for so long as the bonds are listed on the Luxembourg Stock Exchange. The Auditor-General of Queensland has no material interest in QTC or the guarantor. The Auditor-General of Queensland is a member of CPA Australia. The address of the Auditor-General of Queensland is Level 11, Central Plaza One, 345 Queen Street, Brisbane, Queensland 4000, Australia.
      We, in preparing our financial statements, do not distinguish between parent entity and consolidated entities, because we are a corporation sole and we perform all transactions either through controlled or associated entities or through delegated power given to the Capital Markets Board (described below in paragraph 6). As a consequence, the parent entity concept for financial reporting does not provide additional information.
      6. (a) The present Under Treasurer of the State is Mr. Gerard Bradley. The powers, functions and duties of the Under Treasurer have been delegated to the Queensland Treasury Corporation Capital Markets Board (Chairman: Sir Leo Hielscher) which is established pursuant to Section 10 of the Queensland Treasury Corporation Act 1988. Members of the Queensland Treasury Corporation Capital Markets Board are appointed by the Governor in Council of the State and are not our employees. Our Chief Executive is Stephen Rochester. We have four customer-focused teams which provide funding and financial risk management advice and services and facilitate customer access to our range of specialist resources. The teams are as follows: treasury services team, local government and regional Queensland team, government owned corporations team, and government departments and agencies team. We also have a range of special project and service teams which support our customer-focused teams. The business address of the Capital Markets Board and for us is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland 4000, Australia.
      (b) The name and address of the registrar and New York paying and transfer agent is Deutsche Bank Trust Company Americas, acting through its corporate trust office at 60 Wall Street, New York, New York 10005. As long as bonds are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in the City of Luxembourg. The name and address of the paying agent in Luxembourg is Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer L-1115 Luxembourg. As long as bonds are listed on the Luxembourg Stock Exchange, we will maintain a transfer agent in the city of Luxembourg. The name and address of the transfer agent in Luxembourg is Deutsche Bank

Luxembourg S.A., 2 Boulevard Konrad Adenauer L-1115 Luxembourg. The name and address of the London paying and transfer agent is Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB.
      (c) The name and address of the listing agent in Luxembourg is Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg, (352) 4212-2643.
      7. There has been no significant or material adverse change in QTC’s or the guarantor’s financial or trading position or prospects since June 30, 2005, being the date of the end of QTC’s and the guarantor’s last fiscal year.
      8. In accordance with the laws of the State of New York, which are the governing laws of the bonds, claims under the bonds in respect of principal and interest will be prescribed 6 years from the date on which the cause of action first accrues.
      9. Our bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records). The address of DTC is 55 Weter Street, 19th Floor, New York, New York, 10041-0099, United States of America. The address of Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium. The address of Clearstream, Luxembourg is 42 Avenue J F Kennedy, L-1855 Luxembourg. The appropriate ISIN and other securities identification numbers for each issue will be contained in the applicable pricing supplement (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive).
      10. The price and amount of bonds to be issued under the bond facility will be determined by QTC and the relevant dealer at the time of issue in accordance with prevailing market conditions.
      11. Where identified as such, certain information in this prospectus supplement has been sourced from a third party. This information has been accurately reproduced and, as far as QTC is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

FORM OF APPLICABLE PRICING SUPPLEMENT
      Set out below is the form of pricing supplement (which will constitute the “final terms” for the purposes of the Prospectus Directive) which will be completed for each tranche of bonds offered and sold pursuant to this prospectus supplement/ prospectus supplement and the accompanying prospectus. The bonds may be issued in one or more series as we may authorize from time to time. Prospective investors should refer to the applicable prospectus supplement/ prospectus supplement and the accompanying prospectus for a description of the specific terms and conditions of the particular series of bonds.
Pricing Supplement No. [          ] Dated [          ]
Queensland Treasury Corporation
Issue of [Aggregate Nominal Amount of Tranche] Global A$ Bonds
Guaranteed by The Treasurer on behalf of The Government of Queensland under the A$15,000,000,000 Global A$ Bond Facility
[issued on a consolidated basis with the Global A$ Bonds due [          ]
currently totaling A$[          ] (A$[          ] including buy backs)]
PART A— CONTRACTUAL TERMS
      Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the prospectus supplement dated December 14, 2005 (the “prospectus supplement”) and the accompanying prospectus dated December 17, 2004 (together, the “Prospectus”). The prospectus supplement constitutes a prospectus supplement for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the “Prospectus Directive”). This document constitutes the final terms of the bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the bonds is only available on the basis of the combination of these final terms and the Prospectus. The Prospectus is available for viewing at the Head Office of the Issuer, Minerals & Energy Centre, 61 Mary Street, Brisbane, Queensland 4000, Australia, and copies may be obtained from the listing agent, Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg. The pricing supplement will be published on the Luxembourg Stock Exchange’s website.
      [The following alternative language applies if the first tranche of an issue which is being increased was issued under a prospectus with an earlier date.
      Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the prospectus supplement dated [original date] and the accompanying prospectus dated December 17, 2004 (together, the “Prospectus”). This document constitutes the final terms of the bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the prospectus supplement dated December 14, 2005, which constitutes a prospectus supplement for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the “Prospectus Directive”)(hereinafter, the “prospectus supplement”), save in respect of the Terms and Conditions which are extracted from the Prospectus and are attached hereto. Full information on the Issuer and the offer of the bonds is only available on the basis of the combination of these final terms, the prospectus supplement and the Prospectus. Copies of the prospectus supplement and the Prospectus are available for viewing at the Head Office of the Issuer, Minerals & Energy Centre, 61 Mary Street, Brisbane, Queensland 4000, Australia, and copies may be obtained from the listing agent, Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg. The pricing supplement will be published on the Luxembourg Stock Exchange’s website.
      [Include whichever of the following apply or specify as “Not Applicable” (N/A). Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the pricing supplement.]
      [When adding any other final terms or information at, for example, item 19 of Part A or in relation to disclosure relating to the interests of natural and legal persons involved in the issue/offer in Part B consideration should be given as to whether such terms or information constitute “significant new factors” and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.]

1.	(i)	Issuer:	Queensland Treasury Corporation
	(ii)	Guarantor:	The Treasurer on behalf of the Government of Queensland
2.		Benchmark line:	[ ] (e.g., 2005, 2007, 2009, etc) (to be consolidated and form a single series with QTC [ ]% Global A$ Bonds due [ ], [ ], ISIN [ ])
3.		Specific Currency or Currencies:	AUD (“A$”)
4.	(i)	Issue price:	[ ]%
	(ii)	Dealers’ fees and commissions paid by Issuer:	[No fee or commission is payable in respect of the issue of the bond(s) described in this Pricing Supplement. Instead, QTC pays fees and commissions in accordance with the procedure described in the QTC Offshore and Onshore Fixed Interest Distribution Group Operational Guidelines.] [Specify]
5.		Specified Denominations:	A$1,000
6.	(i)	Issue Date:	[ ]
	(ii)	Record Date (date on and from which security is Ex-interest):	[specify date]
	(iii)	Interest Payment Dates:	[specify date]
7.		Maturity Date:	[specify date]
8.		Interest Basis:	[ ] percent Fixed Rate
9.		Redemption/Payment Basis:	Redemption at par
10.		Change of Interest Basis or Redemption/Payment Basis:	Not Applicable [unless otherwise specified in the applicable Prospectus supplement]
11.	(i)	Status of the Bonds:	Senior and rank pari passu with other senior, unsecured debt obligations of QTC
	(ii)	Status of the Guarantee:	Senior and ranks pari passu with all its other unsecured obligations
12.		Method of distribution:	[Syndicated/Non-syndicated]
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE
13.		Fixed Rate Note Provisions Applicable
	(i)	Rate(s) of Interest:	[ ] per cent per annum [payable [annually/semi-annually/quarterly] in arrears]
	(ii)	Interest Payment Date(s):	[specify date] in each year up to and including the Maturity Date
(NB: This will need to be amended in the case of long or short coupons)
	(iii)	Fixed Coupon Amount(s):	A$[ ] per A$1,000 in nominal amount

	(iv)	Determination Date(s):	[specify date] in each year [Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon]
(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration. Only relevant where Day Count Fraction is Actual/Actual (ISMA))
	(v)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	None
PROVISIONS RELATING TO REDEMPTION
14.		Final Redemption Amount:	A$1,000 per bond of A$1,000 Specified Denomination
15.		Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same:	Not Applicable
GENERAL PROVISIONS APPLICABLE TO THE BONDS
16.		Form of Bonds:	Permanent Global Note not exchangeable for Definitive Bonds
17.		Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
18.		Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No
19.	Other terms or special conditions:	Not Applicable
(When adding any other final terms consideration should be given as to whether such terms constitute “significant new factors” and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive)
DISTRIBUTION
20.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	[Not Applicable/give names and addresses and underwriting commitments] (Extra information will be required if the Managers and underwriters are not the same or if the placing is “best efforts”)
	(ii)	Date of Dealer Agreement:	[ ]
	(iii)	Stabilizing Manager(s) (if any):	[Not Applicable/give name(s)]
21.		If non-syndicated, name and address of relevant Dealer:	[give name and address]

22.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA Not Applicable
23.	Additional selling restrictions:	[Not Applicable/give details]
LISTING APPLICATION
      This pricing supplement comprises the final terms required to list and have admitted to trading the issue of bonds described herein pursuant to the A$15,000,000,000 Global A$ Bond Facility of Queensland Treasury Corporation.
RESPONSIBILITY
      The Issuer and the Guarantor accept responsibility for the information contained in this pricing supplement.
Signed on behalf of the Issuer:

By:	...................................................................................
                Duly authorized

PART B— OTHER INFORMATION

1.	LISTING
(i)	Listing:	Bourse de Luxembourg.
(ii)	Admission to trading:	Application has been made for the bonds to be admitted to trading on the regulated market of the Bourse de Luxembourg with effect from [ ].

2.	RATINGS
	Ratings:	The bonds to be issued have been rated:
[S&P: [ ]]
[Moody’s: [ ]]
[[Other]: [ ]]
[Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.]
A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. Each rating should be evaluated independently of any other rating.
(The above disclosure should reflect the rating allocated to bonds issued under the bond facility generally or, where the issue has been specifically rated, that rating.)
3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE
[Save for any fees payable to the [Managers/ Dealers], so far as the Issuer is aware, no person involved in the issue of the bonds has an interest material to the offer.— Amend as appropriate if there are other interests]
4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES
(i)	Reasons for the Offer:	See “Use of Proceeds” section in the prospectus supplement.
(ii)	Estimated net proceeds:	Not Applicable.
(iii)	Estimated total expenses:	Not Applicable.
5. YIELD
	Indication of yield:	[ ]
[Calculated as [include details of method of calculation in summary form] on the Issue Date.]
The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.
6. OPERATIONAL INFORMATION
(i)	ISIN Code:	[ ]
(ii)	Common Code:	[ ]
(iii)	CUSIP Code:	[ ]

(iv)	Any clearing system(s) other than Depositary Trust Company, Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(v)	Delivery:	Delivery [against/free of] payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

HEAD OFFICE OF THE ISSUER
Minerals & Energy Centre
61 Mary Street,
Brisbane QLD 4000 Australia
OFFICE OF THE TREASURER ON BEHALF OF THE STATE OF QUEENSLAND
Level 9,
Executive Building
100 George Street,
Brisbane QLD 4000 Australia
LEGAL ADVISERS, To the Issuer

As to Australian taxation law Allens Arthur Robinson The Chifley Tower 2 Chifley Square, Sydney NSW 2000	As to Australian law Crown Solicitor, the State of Queensland State Law Building 50 Ann Street, Brisbane QLD 4000	As to English law Allen & Overy LLP One New Change, London EC4M 9QQ
FISCAL AGENT and LONDON PAYING, TRANSFER and AUTHENTICATING AGENT Deutsche Bank AG, London Branch Winchester House, 1 Great Winchester Street, London EC2N 2DB	LUXEMBOURG PAYING and TRANSFER AGENT Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer, L-1115 Luxembourg	NEW YORK PAYING, TRANSFER and AUTHENTICATING AGENT Deutsche Bank Trust Company Americas 60 Wall Street, New York, New York 10005
DEALERS
ABN AMRO Bank N.V. 250 Bishopsgate, London EC2M 4AA	ABN AMRO Incorporated Level 10, 1325 Avenue of the Americas New York, New York 10019-6026	Australia and New Zealand Banking Group Limited Minerva House, Montague Close, London SE1 9DH
Citigroup Global Markets Inc. 388 Greenwich Street, New York, New York 10013	Citigroup Global Markets Limited Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB	Commonwealth Bank of Australia Senator House, 85 Queen Victoria Street, London EC4V 4HA
Deutsche Bank AG, London Branch Winchester House, 1 Great Winchester Street, London EC2N 2DB	Deutsche Bank Securities Inc. 31 West 52nd Street, New York, New York 10019	Macquarie Bank Limited London Branch Level 30, City Point 1 Ropemaker Place London EC2Y 9HD
Macquarie Securities (USA) Inc. 125 West 55th Street, 22nd Floor, New York, New York 10019	National Australia Bank Limited 88 Wood Street, London EC2V 7QQ	Royal Bank of Canada Europe Limited 71 Queen Victoria Street, London EC4V 4DE
The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square, London EC2A 1DB	UBS Limited 1 Finsbury Avenue, London EC2M 2PP	Westpac Banking Corporation 63 St Mary Axe, London EC3A 8LE

LUXEMBOURG LISTING AGENT Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer L-1115 Luxembourg	LEGAL ADVISERS, To the Dealers As to U.S. law Sullivan & Cromwell Level 32 101 Collins Street Melbourne VIC 3000

A$15,000,000,000
QUEENSLAND TREASURY CORPORATION
Global A$ Bond Facility
Guaranteed by
The Treasurer on behalf of
The Government of Queensland

PROSPECTUS SUPPLEMENT

Deutsche Bank Securities
UBS Investment Bank
ABN AMRO
ABN AMRO Incorporated
Australia and New Zealand Banking Group Limited
Citigroup
Commonwealth Bank of Australia
Deutsche Bank
Macquarie Bank Limited London Branch
Macquarie Securities (USA) Inc.
National Australia Bank Limited
RBC Capital Markets
TD Securities
Westpac Banking Corporation
December 14, 2005